Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2025, and for the six and three-month periods ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 93, beginning on July 1, 2025

Legal address: Carlos Della Paolera 261, 9th floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate and agricultural activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 28, 2022 registered in the General Inspection of Justice on December 5, 2022 under Number 22602 of Book 110 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 648,742,437 common shares

Common stock subscribed, issued and paid up nominal value (millions of ARS): 649

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Consultores Venture Capital Uruguay S.A. and Consultores Asset Management S.A..

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (Consultores Venture Capital Uruguay S.A.) - Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Consultores Asset Management S.A.).

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 233,323,903 shares

Voting stock (direct and indirect equity interest): 35.97% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 nominal value and 1 vote each	648,742,437 (**)	649

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
CAMSA	Consultores Assets Management S.A.
CNV	Securities Exchange Commission (Argentina)
CODM	Chief operating decision maker
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
GCDI	GCDI S.A.
GLA	Gross Leasable Area
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
Puerto Retiro	Puerto Retiro S.A.
U.S.	United States

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of December 31, 2025 and June 30, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2025	06.30.2025
ASSETS
Non-current assets
Investment properties	8	2,889,523	2,747,757
Property, plant and equipment	9	933,646	814,549
Trading properties	10	172,042	142,547
Intangible assets	11	32,477	32,573
Right-of-use assets	12	169,712	139,480
Biological assets	13	51,668	49,779
Investment in associates and joint ventures	7	221,577	214,345
Deferred income tax assets	21	16,609	14,722
Income tax credit		81	87
Restricted assets	15	4,977	-
Trade and other receivables	16	202,313	200,846
Investment in financial assets	15	35,982	31,809
Derivative financial instruments	15	2,003	2,822
Total non-current assets		4,732,610	4,391,316
Current assets
Trading properties	10	48,120	40,797
Biological assets	13	187,748	120,788
Inventories	14	157,584	202,768
Income tax credit		546	1,385
Trade and other receivables	16	460,912	506,149
Investment in financial assets	15	285,319	258,548
Derivative financial instruments	15	11,623	7,751
Cash and cash equivalents	15	434,767	286,711
Total current assets		1,586,619	1,424,897
TOTAL ASSETS		6,319,229	5,816,213
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		1,103,635	1,109,320
Non-controlling interest		1,503,300	1,420,908
TOTAL SHAREHOLDERS' EQUITY		2,606,935	2,530,228
LIABILITIES
Non-current liabilities
Trade and other payables	18	70,713	88,436
Borrowings	20	1,345,597	922,754
Deferred income tax liabilities	21	1,013,025	986,989
Provisions	19	47,579	37,067
Payroll and social security liabilities		466	142
Lease liabilities	12	118,849	101,089
Derivative financial instruments	15	3,614	4,534
Total non-current liabilities		2,599,843	2,141,011
Current liabilities
Trade and other payables	18	434,366	377,762
Borrowings	20	533,492	612,340
Provisions	19	6,417	5,994
Payroll and social security liabilities		30,307	43,511
Income tax liabilities		54,868	64,859
Lease liabilities	12	49,308	36,413
Derivative financial instruments	15	3,693	4,095
Total Current liabilities		1,112,451	1,144,974
TOTAL LIABILITIES		3,712,294	3,285,985
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		6,319,229	5,816,213

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2025 and 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.2025	12.31.2024 Restated (i)	12.31.2025	12.31.2024 Restated (i)
Revenues	22	651,055	546,608	307,501	255,717
Costs	23	(410,032)	(348,082)	(183,677)	(150,891)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(5,752)	5,751	(3,855)	8,536
Changes in the net realizable value of agricultural products after harvest		7,164	(2,376)	(680)	(5,251)
Gross profit		242,435	201,901	119,289	108,111
Net gain / (loss) from fair value adjustment of investment properties	8	184,494	(299,744)	(49,841)	16,039
Gain from disposal of farmlands		-	31,211	-	-
General and administrative expenses	24	(63,100)	(62,195)	(33,070)	(33,876)
Selling expenses	24	(55,183)	(47,986)	(25,156)	(21,934)
Other operating results, net	25	5,187	(1,575)	13,604	(1,411)
Management fees		(7,137)	-	(3,936)	-
Profit / (loss) from operations		306,696	(178,388)	20,890	66,929
Share of profit of associates and joint ventures	7	10,472	31,116	15,501	20,928
Profit / (loss) before financial results and income tax		317,168	(147,272)	36,391	87,857
Finance income	26	6,720	4,407	2,085	(1,510)
Finance cost	26	(77,416)	(48,817)	(37,966)	(23,163)
Other financial results	26	21,602	122,458	60,559	47,056
Inflation adjustment	26	13,390	10,580	14,559	1,556
Financial results, net	26	(35,704)	88,628	39,237	23,939
Profit / (loss) before income tax		281,464	(58,644)	75,628	111,796
Income tax	21	(87,532)	29,793	(484)	(56,638)
Profit / (loss) for the period		193,932	(28,851)	75,144	55,158

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates (ii)		28,479	(112,357)	(34,609)	(86,170)
Revaluation surplus		4,545	364	4,545	9
Total other comprehensive income / (loss) for the period		33,024	(111,993)	(30,064)	(86,161)
Total comprehensive income / (loss) for the period		226,956	(140,844)	45,080	(31,003)
Profit / (loss) for the period attributable to:
Equity holders of the parent		74,448	(25,103)	34,709	12,278
Non-controlling interest		119,484	(3,748)	40,435	42,880
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		86,107	(65,383)	24,119	(18,915)
Non-controlling interest		140,849	(75,461)	20,961	(12,088)
Profit / (loss) for the period per share attributable to equity holders of the parent (iii):
Basic		119.00	(41.76)	55.48	20.42
Diluted		110.18	(41.76)(iv)	51.37	18.20

(i) See Note 1 to these Condensed Interim Consolidated Financial Statements.
(ii) The components of other comprehensive income/ (loss) do not generate an impact on income tax.
(iii) See Note 30 to the Annual Consolidated Financial Statements as of June 30, 2025.
(iv) Given that the result for the period showed losses, there is no diluted effect of such result.

  The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares (iii)	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iv)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2025	607	7	324,979	25,089	416,796	(35,794)	49,392	235,921	92,323	1,109,320	1,420,908	2,530,228
Profit for the period	-	-	-	-	-	-	-	-	74,448	74,448	119,484	193,932
Other comprehensive income for the period	-	-	-	-	-	-	-	11,659	-	11,659	21,365	33,024
Total comprehensive income for the period	-	-	-	-	-	-	-	11,659	74,448	86,107	140,849	226,956
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	5,434	2,096	(7,530)	-	-	-
Distribution of treasury shares	5	(5)	-	-	-	(10,679)	-	10,655	-	(24)	-	(24)
Reserve for share-based payments	-	-	-	-	-	-	-	1	-	1	69	70
Dividends distribution	-	-	-	-	-	-	-	-	(101,150)	(101,150)	(76,805)	(177,955)
Exercise of warrants (ii)	35	-	1	(8,081)	27,337	-	-	-	-	19,292	4,952	24,244
Changes in non-controlling interest	-	-	-	-	-	-	-	(9,911)	-	(9,911)	9,911	-
Other changes in shareholders' equity	-	-	-	-	-	-	-	-	-	-	(50)	(50)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	3,466	3,466
Balance as of December 31, 2025	647	2	324,980	17,008	444,133	(46,473)	54,826	250,421	58,091	1,103,635	1,503,300	2,606,935

(i) Includes ARS 1 of Inflation adjustment of treasury shares as of December 31, 2025. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2025.
(ii) As of December 31, 2025, the remaining warrants to exercise amount to 49,708,631. See Note 31 to these Condensed Interim Consolidated Financial Statements.
(iii) On September 26, 2025, the Company transferred 1,054,383 treasury shares to a trust with the purpose of allocating them to a new long-term incentive plan for certain employees.
(iv) Group’s other reserves for the period ended December 31, 2025 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2025	(12,816)	(30,544)	3,126	298,655	(22,500)	235,921
Other comprehensive income for the period	-	11,610	-	-	49	11,659
Total comprehensive income for the period	-	11,610	-	-	49	11,659
Assignment of results - Shareholders’ meeting	-	-	-	2,096	-	2,096
Reserve for share-based payments	-	-	-	-	1	1
Treasury shares distribution	10,655	-	-	-	-	10,655
Changes in non-controlling interest	-	-	-	-	(9,911)	(9,911)
Balance as of December 31, 2025	(2,161)	(18,934)	3,126	300,751	(32,361)	250,421

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2024 restated (i)	594	2	324,974	29,441	402,856	(35,620)	43,751	245,732	95,248	1,106,978	1,382,615	2,489,593
Loss for the period restated (i)	-	-	-	-	-	-	-	-	(25,103)	(25,103)	(3,748)	(28,851)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(40,280)	-	(40,280)	(71,713)	(111,993)
Total comprehensive loss for the period restated (i)	-	-	-	-	-	-	-	(40,280)	(25,103)	(65,383)	(75,461)	(140,844)
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	5,641	44,903	(50,544)	-	-	-
Repurchase of treasury shares	(5)	5	-	-	-	-	-	(8,572)	-	(8,572)	(9,859)	(18,431)
Reserve for share-based payments	-	-	-	-	-	(174)	-	177	-	3	148	151
Exercise of warrants	7	-	135	(1,691)	5,424	-	-	-	-	3,875	3,029	6,904
Changes in non-controlling interest	-	-	-	-	-	-	-	(14,346)	-	(14,346)	(8,132)	(22,478)
Dividends distribution	-	-	-	-	-	-	-	-	(62,273)	(62,273)	(81,442)	(143,715)
Other changes in shareholders' equity	-	-	-	-	-	-	-	10,151	-	10,151	-	10,151
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	171	171
Balance as of December 31, 2024 restated (i)	596	7	325,109	27,750	408,280	(35,794)	49,392	237,765	(42,672)	970,433	1,211,069	2,181,502

(i) See Note 1 to these Condensed Interim Consolidated Financial Statements.
(ii) Includes ARS 1 of Inflation adjustment of treasury shares as of December 31, 2024. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2025.
(iii) Group’s other reserves for the period ended December 31, 2024, were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2024 restated (i)	(4,420)	(11,697)	43,973	3,126	209,779	4,971	245,732
Other comprehensive (loss) / income for the period	-	(40,675)	-	-	-	395	(40,280)
Total comprehensive (loss) / income for the period	-	(40,675)	-	-	-	395	(40,280)
Assignment of results - Shareholders’ meeting	-	-	(43,973)	-	88,876	-	44,903
Repurchase of treasury shares	(8,572)	-	-	-	-	-	(8,572)
Reserve for share-based payments	176	-	-	-	-	1	177
Changes in non-controlling interest	-	-	-	-	-	(14,346)	(14,346)
Other changes in shareholders' equity	-	328	-	-	-	9,823	10,151
Balance as of December 31, 2024 restated (i)	(12,816)	(52,044)	-	3,126	298,655	844	237,765

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.
))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the six-month periods ended December 31, 2025 and 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2025	12.31.2024 Restated (i)
Operating activities:
Net cash generated from operating activities before income tax paid	15	162,528	35,994
Income tax paid		(64,194)	(9,054)
Net cash generated from operating activities		98,334	26,940
Investing activities:
Proceeds from the sale of participation in associates and joint ventures		-	6,435
Capital contributions to associates and joint ventures		(685)	(41)
Acquisition of participation in associates		(6,952)	-
Acquisition and improvement of investment properties		(46,173)	(25,523)
Proceeds from sales of investment properties		1,490	8,610
Acquisitions and improvements of property, plant and equipment		(35,727)	(22,954)
Acquisition of intangible assets		(853)	(2,722)
Proceeds from sales of property, plant and equipment		17,937	22,357
Dividends collected from associates and joint ventures		39	-
Loans granted		(954)	-
Proceeds from loans granted		992	605
Acquisitions of investments in financial assets		(867,477)	(426,842)
Proceeds from disposal of investments in financial assets		747,862	348,930
Interest received from financial assets		94,751	7,948
Payments of derivative financial instruments, net		(669)	1,272
Net cash used in investing activities		(96,419)	(81,925)
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		547,936	297,926
Payment of borrowings and non-convertible notes		(309,509)	(112,302)
Obtaining / (payment) of short-term loans, net		23,510	(1,280)
Interest paid		(53,603)	(61,592)
Capital contributions from non-controlling interest in subsidiaries		3,466	171
Lease liabilities paid		(2,492)	(2,997)
Repurchase of treasury shares		-	(18,431)
Dividends paid		(87,197)	(76,377)
Exercise of warrants		24,244	6,904
Distribution of treasury shares		(24)	-
Repurchase of non-convertible notes		(5,627)	(32,694)
Net cash generated from / (used in) financing activities		140,704	(672)
Net increase / (decrease) in cash and cash equivalents		142,619	(55,657)
Cash and cash equivalents at the beginning of the period	15	286,711	182,670
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		5,173	9,995
Inflation adjustment		264	(8,185)
Cash and cash equivalents at the end of the period	15	434,767	128,823

(i) See Note 1 to these Condensed Interim Consolidated Financial Statements.

 The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine pesos, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A. These entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Condensed Interim Consolidated Financial Statements for issuance on February 09, 2026.

As of December 31, 2025, the Group operates in two major lines of business: (i) agricultural business and (ii) urban property and investment business.

Retroactive Restatement of Previously Issued Financial Statements – Correction in the Inflation Adjustment of the Share Premium Related to the Exercise of Warrants

While preparing the financial statements for the year ended June 30, 2025, the Company’s management identified an error in the computation of the inflation adjustment of the share premium arising from the exercise of warrants during the fiscal years ended June 30, 2024, 2023, and 2022.

This error resulted in a duplication of the recognition of the inflation adjustment of the share premium related to the exercise of warrants, which led to an incorrect inflation adjustment loss reported in the income statement for those years. This error also impacts other items such as management fees, which should have resulted in a higher income tax carryforward. However, since tax loss carryforwards are provided for, this correction did not affect the income tax charge for the years presented.

As a result of the foregoing, the Company retroactively restated the affected items of its previously issued financial statements, correcting the identified error in accordance with IAS 8. The impacts on the Condensed Interim Consolidated Financial Statements as of December 31, 2024, are detailed below:

	12.31.2024 As previously reported	RECPAM (Inflationary effect)	12.31.2024	Error correction	12.31.2024 Restated
Current liabilities
Trade and other payables	308,582	97,354	405,936	2,044	407,980
Total Current liabilities	818,215	258,137	1,076,352	2,044	1,078,396
TOTAL LIABILITIES	2,295,450	724,186	3,019,636	2,044	3,021,680

SHAREHOLDERS’ EQUITY
Shareholders' equity	739,254	233,223	972,477	(2,044)	970,433
TOTAL SHAREHOLDERS' EQUITY	1,659,876	523,670	2,183,546	(2,044)	2,181,502

	12.31.2024 As previously reported	RECPAM (Inflationary effect)	12.31.2024	Error correction	12.31.2024 Restated
Inflation adjustment	(34,418)	(10,859)	(45,277)	55,857	10,580
Financial results, net	24,913	7,858	32,771	55,857	88,628
(Loss) / profit for the period	(64,391)	(20,317)	(84,708)	55,857	(28,851)

(Loss) / profit for the period per share attributable to equity holders of the parent:
Basic	(102.38)	(32.32)	(134.70)	92.94	(41.76)
Diluted	(102.38)	(32.32)	(134.70)	92.94	(41.76)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	12.31.2024 As previously reported	RECPAM (Inflationary effect)	12.31.2024	Error correction	12.31.2024 Restated
Net cash (used in) / generated from operating activities before income tax paid	(13,487)	(4,255)	(17,742)	53,736	35,994
Net cash (used in) / generated from operating activities	(20,371)	(6,425)	(26,796)	53,736	26,940
Exercise of warrants	46,098	14,542	60,640	(53,736)	6,904
Net cash generated from / (used in) financing activities	40,338	12,726	53,064	(53,736)	(672)

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2025 prepared in accordance with IFRS Accounting Standards, issued by the IASB. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these condensed interim consolidated financial statements, as accepted by IFRS Accounting Standards.

These condensed interim consolidated financial statements as of December 31, 2025 and for the interim periods of six months ended December 31, 2025 and 2024 have not been audited. Management considers that they include all the necessary adjustments to fairly state the results of each period. Interim period results do not necessarily reflect the proportion of the Group's results for the entire fiscal year.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyper-inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of December 31, 2025, and for the 12-month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of December 31, 2025 (six months)	As of December 31, 2025 (twelve months)
Price variation	14%	32%

As a consequence of the aforementioned, these condensed interim consolidated financial statements as of December 31, 2025, were restated in accordance with IAS 29.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2
Accounting policies

The accounting policies applied in the presentation of these Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2025, and December 31, 2024, presented in these Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods, restated according to IAS 29 (See Note 2.1). Certain figures have been corrected and adjusted for the purposes of comparative presentation with those of the current financial period (See Note 1).

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these condensed interim consolidated financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since June in the case of corn and soybean since March, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2025 are detailed below.

Urban property business and investments

Sale of lots and barter agreements – "Ramblas del Plata" – IRSA

On July 17, 2025, IRSA signed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the lots, with an additional cash payment of USD 3.5 million and the inclusion in the price of sellable square meters valued at USD 3.6 million. This transaction added USD 7.1 million, equivalent to ARS 8,953 million, to the original agreement, corresponding to 5,000 additional sellable square meters as a result of the substitution of the lot in question.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On November 7 and December 26, 2025, IRSA signed barter agreements for two lots, for an approximate total amount of USD 11.8 million, equivalent to ARS 17,555 million, which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

The sale transaction was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements, and generated a gain of ARS 1,386 million, which has been recognized in the line item “Net gain / (loss) from fair value changes of investment properties” of these Consolidated Financial Statements. The barter agreement was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements.

Acquisition of the Al Oeste Shopping - IRSA

On September 17, 2025, IRSA has acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

The shopping mall is currently operating below its potential, therefore, it is planned to be converted into an outlet center to be relaunched during next year.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid to date. The remaining balance will be paid in four annual installments.

This transaction was recorded as an addition in the line item “Investment properties” for ARS 13,323 million, “Intangible assets” for ARS 15 million, and “Accrued interest” for ARS 1,153 million.

Sale of lot Pilar - IRSA

On October 17, IRSA signed a purchase agreement for a plot of land located in the Municipality of Pilar, Province of Buenos Aires, with a total surface area of approximately 609,343 square meters. The transaction price amounted to USD 1.2 million, equivalent to ARS 1,802 million.

This transaction was recorded as a disposal of “Investment properties” and generated a gain of ARS 98 million, which was recognized in the line item “Net gain / (loss) from fair value changes of investment properties” of these Consolidated Financial Statements.

Property Acquisition

On October 30, 2025, IRSA acquired, through a judicial process, a property located on Av. Gaona, between Nazca and Terrada, in the Flores neighborhood of the Autonomous City of Buenos Aires.

The property, on a plot of land of 8,856 square meters, has an existing built area of approximately 17,000 square meters and potential for future expansion. The purchase price was USD 6.8 million, which was fully paid. IRSA intends to refurbish the property, enhancing an iconic asset of the City of Buenos Aires.

As of the date of issuance of these Financial Statements, the execution of the deed of transfer of ownership remains pending.

5.
Financial risk management and fair value estimates

These Condensed Interim Consolidated Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since the previous year-end.

From June 30, 2025 and up to the date of issuance of these Condensed Interim Consolidated Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the six-month periods ended December 31, 2025 and 2024:

	12.31.2025
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	362,192	234,536	596,728	(1,366)	58,911	(3,218)	651,055
Costs	(299,911)	(51,652)	(351,563)	145	(59,063)	449	(410,032)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(8,191)	-	(8,191)	-	-	2,439	(5,752)
Changes in the net realizable value of agricultural products after harvest	7,164	-	7,164	-	-	-	7,164
Gross profit / (loss)	61,254	182,884	244,138	(1,221)	(152)	(330)	242,435
Net gain from fair value adjustment of investment properties	-	183,831	183,831	663	-	-	184,494
General and administrative expenses	(23,582)	(39,842)	(63,424)	160	-	164	(63,100)
Selling expenses	(41,612)	(13,957)	(55,569)	79	-	307	(55,183)
Other operating results, net	(2,290)	7,136	4,846	(12)	316	37	5,187
Management fees	-	-	-	-	(7,137)	-	(7,137)
(Loss) / profit from operations	(6,230)	320,052	313,822	(331)	(6,973)	178	306,696
Share of (loss) / profit of associates and joint ventures	(818)	10,706	9,888	584	-	-	10,472
Segment (loss) / profit	(7,048)	330,758	323,710	253	(6,973)	178	317,168

Reportable assets	1,257,359	3,414,572	4,671,931	(2,532)	-	1,649,830	6,319,229
Reportable liabilities (*)	-	-	-	-	-	(3,712,294)	(3,712,294)
Net reportable assets	1,257,359	3,414,572	4,671,931	(2,532)	-	(2,062,464)	2,606,935

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2024:

	12.31.2024
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position Restated (iv)
Revenues	269,767	223,819	493,586	(1,250)	56,500	(2,228)	546,608
Costs	(241,107)	(50,275)	(291,382)	116	(56,816)	-	(348,082)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,665	-	3,665	-	-	2,086	5,751
Changes in the net realizable value of agricultural products after harvest	(2,376)	-	(2,376)	-	-	-	(2,376)
Gross profit / (loss)	29,949	173,544	203,493	(1,134)	(316)	(142)	201,901
Net loss from fair value adjustment of investment properties	(850)	(298,613)	(299,463)	(281)	-	-	(299,744)
Gain from disposal of farmlands	31,211	-	31,211	-	-	-	31,211
General and administrative expenses	(25,038)	(37,489)	(62,527)	207	-	125	(62,195)
Selling expenses	(35,254)	(12,823)	(48,077)	79	-	12	(47,986)
Other operating results, net	11,069	(12,789)	(1,720)	(11)	177	(21)	(1,575)
Profit / (loss) from operations	11,087	(188,170)	(177,083)	(1,140)	(139)	(26)	(178,388)
Share of (loss) / profit of associates and joint ventures	(1,477)	31,652	30,175	941	-	-	31,116
Segment profit / (loss)	9,610	(156,518)	(146,908)	(199)	(139)	(26)	(147,272)

Reportable assets	1,089,061	2,866,352	3,955,413	1,193	-	1,246,576	5,203,182
Reportable liabilities (*)	-	-	-	-	-	(3,021,680)	(3,021,680)
Net reportable assets	1,089,061	2,866,352	3,955,413	1,193	-	(1,775,104)	2,181,502

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (152) and ARS (316) corresponding to Expenses and FPC as of December 31, 2025, and 2024, respectively, and ARS 7,137 to management fees, as of December 31, 2025.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements.
(iv)
See Note 1 to these Condensed Interim Consolidated Financial Statements.

(*) The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	12.31.2025
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	245,391	-	-	116,801	362,192
Costs	(214,925)	(221)	-	(84,765)	(299,911)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(8,191)	-	-	-	(8,191)
Changes in the net realizable value of agricultural products after harvest	7,164	-	-	-	7,164
Gross profit / (loss)	29,439	(221)	-	32,036	61,254
General and administrative expenses	(14,145)	(125)	(1,955)	(7,357)	(23,582)
Selling expenses	(25,487)	(33)	-	(16,092)	(41,612)
Other operating results, net	(2,322)	(1,807)	-	1,839	(2,290)
(Loss) / profit from operations	(12,515)	(2,186)	(1,955)	10,426	(6,230)
Share of profit / (loss) of associates and joint ventures	290	-	-	(1,108)	(818)
Segment (loss) / profit	(12,225)	(2,186)	(1,955)	9,318	(7,048)

Investment properties	-	12,116	-	-	12,116
Property, plant and equipment	785,317	49,474	-	3,433	838,224
Investments in associates and joint ventures	10,680	-	-	198	10,878
Other reportable assets	315,214	-	-	80,927	396,141
Reportable assets	1,111,211	61,590	-	84,558	1,257,359

	12.31.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	195,695	-	-	74,072	269,767
Costs	(164,078)	(176)	-	(76,853)	(241,107)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,665	-	-	-	3,665
Changes in the net realizable value of agricultural products after harvest	(2,376)	-	-	-	(2,376)
Gross profit / (loss)	32,906	(176)	-	(2,781)	29,949
Net loss from fair value adjustment of investment properties	-	(850)	-	-	(850)
Gain from disposal of farmlands	-	31,211	-	-	31,211
General and administrative expenses	(14,158)	(49)	(3,443)	(7,388)	(25,038)
Selling expenses	(21,374)	(991)	-	(12,889)	(35,254)
Other operating results, net	(2,198)	11,750	-	1,517	11,069
(Loss) / profit from operations	(4,824)	40,895	(3,443)	(21,541)	11,087
Share of loss of associates and joint ventures	(416)	-	-	(1,061)	(1,477)
Segment (loss) / profit	(5,240)	40,895	(3,443)	(22,602)	9,610

Investment properties	-	85,718	-	-	85,718
Property, plant and equipment	653,211	2,015	-	4,790	660,016
Investments in associates and joint ventures	10,255	-	-	774	11,029
Other reportable assets	238,184	435	-	93,679	332,298
Reportable assets	901,650	88,168	-	99,243	1,089,061

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s in the urban properties and investments line of business:

	12.31.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	165,708	13,200	7,300	42,611	5,717	234,536
Costs	(14,591)	(1,362)	(7,120)	(26,472)	(2,107)	(51,652)
Gross profit	151,117	11,838	180	16,139	3,610	182,884
Net gain / (loss) from fair value adjustment of investment properties (i)	124,743	19,061	40,165	-	(138)	183,831
General and administrative expenses	(19,961)	(1,238)	(8,988)	(5,976)	(3,679)	(39,842)
Selling expenses	(8,204)	(548)	(1,738)	(2,630)	(837)	(13,957)
Other operating results, net	795	206	12,034	(219)	(5,680)	7,136
Profit / (Loss) from operations	248,490	29,319	41,653	7,314	(6,724)	320,052
Share of profit of associates and joint ventures	-	-	-	-	10,706	10,706
Segment profit	248,490	29,319	41,653	7,314	3,982	330,758

Investment and trading properties	1,800,754	310,166	994,229	-	2,237	3,107,386
Property, plant and equipment	5,029	534	30,542	55,218	4,135	95,458
Investment in associates and joint ventures	-	-	-	-	202,908	202,908
Other reportable assets	2,365	2,027	-	966	3,462	8,820
Reportable assets	1,808,148	312,727	1,024,771	56,184	212,742	3,414,572

(i) For the six-month period ended December 31, 2025, the net gain from fair value adjustment of investment properties was ARS 183,831. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

Level 2:

(a)
The value of our office buildings, undeveloped parcels of land and other rental properties measured in real terms increased by 7.96% during the six-month period ended December 31, 2025, due to the variation of the implicit exchange rate which was well below inflation. Likewise, there is an impact for the sales and acquisitions of the period.

Level 3:

a)
loss of ARS 55,706 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 291,927 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
a decrease of 52 basis points in the discount rate used for cash flows and a decrease of 54 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 99,726.

Additionally, due to the impact of the inflation adjustment, ARS 205,794 were reclassified for shopping malls from “Net gain / (loss) from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

	12.31.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	159,099	11,432	9,069	40,182	4,037	223,819
Costs	(11,130)	(834)	(10,770)	(25,217)	(2,324)	(50,275)
Gross profit / (loss)	147,969	10,598	(1,701)	14,965	1,713	173,544
Net gain / (loss) from fair value adjustment of investment properties	156,861	(137,750)	(317,499)	-	(225)	(298,613)
General and administrative expenses	(18,081)	(1,463)	(7,068)	(7,187)	(3,690)	(37,489)
Selling expenses	(7,150)	(295)	(1,356)	(3,101)	(921)	(12,823)
Other operating results, net	(368)	74	(15,241)	(389)	3,135	(12,789)
Profit / (Loss) from operations	279,231	(128,836)	(342,865)	4,288	12	(188,170)
Share of profit of associates and joint ventures	-	-	-	-	31,652	31,652
Segment profit / (loss)	279,231	(128,836)	(342,865)	4,288	31,664	(156,518)

Investment and trading properties	1,308,304	323,396	840,420	-	3,073	2,475,193
Property, plant and equipment	4,609	518	30,527	53,392	4,413	93,459
Investment in associates and joint ventures	-	-	-	-	225,803	225,803
Other reportable assets	2,317	2,027	63,245	791	3,517	71,897
Reportable assets	1,315,230	325,941	934,192	54,183	236,806	2,866,352

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2025 and for the year ended June 30, 2025 were as follows:

	12.31.2025	06.30.2025
Beginning of period	214,160	219,241
Share capital increase and contributions (Note 27)	685	40
Sale of interest in associates and joint ventures	-	(4,271)
Share of profit	10,472	30,733
Other comprehensive income / (loss)	688	(546)
Dividends (Note 27)	(4,597)	(31,267)
Transfers to/from financial assets (ii)	-	399
Decrease of interest (iii)	-	(169)
End of the period (i)	221,408	214,160

(i) As of December 31, 2025, and June 30, 2025, includes ARS (169) and ARS (185) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 19).
(ii) Corresponds to the participation in Challenger Gold Ltd. and GCDI S.A.
(iii) Corresponds to the decrease of interest due to the liquidation of Cyrsa S.A.

Below is additional information about the principal Group’s main investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income
Name of the entity	12.31.2025	06.30.2025	12.31.2025	06.30.2025	12.31.2025	12.31.2024

New Lipstick	49.96%	49.96%	1,788	1,682	105	(99)
BHSA	29.12%	29.12%	157,991	152,971	5,021	19,351
BACS	37.72%	37.72%	12,613	12,622	(10)	280
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	7,774	9,719	622	1,003
GCDI	-	-	-	-	-	3,969
La Rural S.A.	50.00%	50.00%	27,709	24,023	5,685	7,928
Agrouranga S.A.	34.86%	34.86%	8,776	8,386	390	(223)
Other associates and joint ventures	N/A	N/A	4,757	4,757	(653)	(1,582)
Total associates and joint ventures			221,408	214,160	11,160	30,627

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote		Share capital (nominal value)		(Loss)/ profit for the period		Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*)	47	(*)	(1)	(*)	(51)
BHSA	Argentina	Financing	436,780,922	(**)	1,500	(**)	17,242	(**)	528,687
BACS	Argentina	Financing	33,125,751	(**)	88	(**)	(26)	(**)	33,435
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	138,750		28		1,245		14,887
La Rural S.A.	Argentina	Organization of events	714,998	(**)	1	(**)	11,556	(**)	55,427
Agrouranga S.A.	Argentina	Agriculture	2,532,206		7		1,119		5,474

(*) Amounts expressed in dollars.
(**) Information as of December 31, 2025, according to IFRS.

Puerto Retiro (joint venture)

There were no changes to the information disclosed in Note 7 to the Annual Consolidated Financial Statements as of June 30, 2025.

La Rural S.A. (joint venture)

There were no changes to the information disclosed in Note 7 to the Annual Consolidated Financial Statements as of June 30, 2025.

Arcos

There were no changes to the information disclosed in Note 7 to the Annual Consolidated Financial Statements as of June 30, 2025.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2025 and for the year ended June 30, 2025 were as follows:

	12.31.2025		06.30.2025
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of period / year	1,118,535	1,629,222	1,732,478	1,056,609
Additions	45,364	11,151	30,795	54,366
Disposals	(1,864)	-	(10,388)	(21)
Transfers	(102,798)	(459)	(127,026)	(4,371)
Net gain / (loss) from fair value adjustment	62,939	121,555	(500,988)	522,791
Additions of capitalized leasing costs	28	86	74	134
Amortization of capitalized leasing costs (i)	(77)	(142)	(150)	(286)
Currency translation adjustment	5,983	-	(6,260)	-
Fair value at the end of the period / year	1,128,110	1,761,413	1,118,535	1,629,222

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Statement of Income and Other Comprehensive Income (Note 24).

The following is the balance by type of investment property of the Group as of December 31, 2025 and June 30, 2025:

	12.31.2025	06.30.2025
Leased out farmland	12,116	84,584
Offices and other rental properties	339,080	315,621
Shopping malls (i)	1,778,746	1,645,530
Undeveloped parcels of land	756,654	699,041
Properties under development	751	743
Others	2,176	2,238
Total	2,889,523	2,747,757

(i) Includes parking spaces.

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	12.31.2025	12.31.2024
Revenues	246,432	234,379
Direct operating expenses	(80,310)	(74,765)
Development expenses	(4,434)	(8,263)
Net unrealized gain / (loss) from fair value adjustment of investment property (i)	183,033	(303,346)
Net realized gain from fair value adjustment of investment property (ii)	1,461	3,602

(i) It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques", mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.
(ii) Corresponds to the result from changes in the fair value realized from sales that occurred during the fiscal year of properties considered as investment properties.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2025 and for the year ended June 30, 2025 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	12.31.2025	06.30.2025
Costs	736,839	85,402	188,636	74,418	46,098	1,131,393	1,093,253
Accumulated depreciation	(88,647)	(51,764)	(82,242)	(64,543)	(29,648)	(316,844)	(279,807)
Net book amount at the beginning of the period / year	648,192	33,638	106,394	9,875	16,450	814,549	813,446
Additions	24,539	2,558	6,543	869	1,280	35,789	51,136
Incorporation by business combination	-	-	-	-	-	-	5,581
Disposals	(44)	(240)	(169)	-	(162)	(615)	(13,315)
Currency translation adjustment	15,305	1,407	624	(7)	400	17,729	(33,980)
Transfers	84,777	77	456	120	15	85,445	28,718
Depreciation charges (ii)	(6,711)	(4,660)	(4,525)	(1,833)	(1,522)	(19,251)	(37,037)
Balances at the end of the period / year	766,058	32,780	109,323	9,024	16,461	933,646	814,549
Costs	861,416	89,204	196,090	75,400	47,631	1,269,741	1,131,393
Accumulated depreciation	(95,358)	(56,424)	(86,767)	(66,376)	(31,170)	(336,095)	(316,844)
Net book amount at the end of the period / year	766,058	32,780	109,323	9,024	16,461	933,646	814,549

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of December 31, 2025, the depreciation charge has been charged to the line "Costs" for ARS 3,841, "General and administrative expenses" for ARS 1,753 and "Selling expenses" for ARS 386, in the Statement of Income and Other Comprehensive Income (Note 24), ARS 13,271 were capitalized as part of the cost of biological assets.
(iii)
Corresponds to the plantation of sugarcane with a useful life of more than one year.

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2025 and for the year ended June 30, 2025 were as follows:

	Completed properties	Properties under development	Undeveloped sites	12.31.2025	06.30.2025
Beginning of the period / year	2,470	165,347	15,527	183,344	31,781
Additions	-	3,041	533	3,574	3,437
Currency translation adjustment	-	1,010	-	1,010	(757)
Transfers	-	24,359	-	24,359	186,643
Reversal / charge of impairment (i)	32	11,981	-	12,013	(21,858)
Disposals	-	(4,137)	(1)	(4,138)	(15,902)
End of the period / year	2,502	201,601	16,059	220,162	183,344

Non-current				172,042	142,547
Current				48,120	40,797
Total				220,162	183,344

(i)
IRSA makes a quarterly comparison between the cost and the net realizable value of its trading properties. As of the end of the current period, a partial reversal of the impairment previously recognized on trading properties was recorded. This recovery is attributable to an increase in the net realizable value as a result of improvements in macroeconomic conditions. The value of these assets recorded at their inflation-adjusted cost is ARS 192,604, while the net realizable value amounts to ARS 204,617, resulting in an impairment reversal of ARS 12,013. The reversal / charge of impairment has been recognized under "Other operating results, net" in the statement of income and other comprehensive income (Note 25).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2025 and for the year ended June 30, 2025 were as follows:

	Goodwill	Information systems and software	Concession rights, brands and others	12.31.2025	06.30.2025
Costs	7,607	34,205	32,060	73,872	152,868
Accumulated amortization	-	(27,066)	(14,233)	(41,299)	(37,367)
Net book amount at the beginning of the period / year	7,607	7,139	17,827	32,573	115,501
Additions	-	1,215	15	1,230	4,548
Disposals	-	-	-	-	(16)
Transfers	-	339	-	339	(83,395)
Currency translation adjustment	28	53	-	81	(133)
Amortization charges (i)	-	(1,533)	(213)	(1,746)	(3,932)
Balances at the end of the period / year	7,635	7,213	17,629	32,477	32,573
Costs	7,635	35,812	32,075	75,522	73,872
Accumulated amortization	-	(28,599)	(14,446)	(43,045)	(41,299)
Net book amount at the end of the period / year	7,635	7,213	17,629	32,477	32,573

(i) As of December 31, 2025, amortization charge was recognized in the amount of ARS 1,373 under "Costs", in the amount of ARS 365 under "General and administrative expenses" and in the amount of ARS 8 under “Selling expenses”, in the Statement of Income and Other Comprehensive Income (Note 24).

12.
Right of use assets and lease liabilities

The Group’s right-of-use assets as of December 31, 2025, and June 30, 2025, are the following:

	12.31.2025	06.30.2025
Farmland	147,348	118,427
Convention center	4,688	5,059
Offices, shopping malls and other buildings	12,680	11,563
Machinery and equipment	4,996	4,431
Right-of-use assets	169,712	139,480
Non-current	169,712	139,480
Total	169,712	139,480

The depreciation charge of the right of use assets is detailed below:

	12.31.2025	12.31.2024
Farmland	11,386	11,632
Convention center	371	530
Offices, shopping malls and other buildings	1,415	981
Machinery and equipment	747	783
Depreciation charge of right-of-use assets (i)	13,919	13,926

(I) As of Dectember 31, 2025, the amortization charge has been allocated ARS 936 within "Costs", ARS 449 in "General and administrative expenses" and ARS 401 in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24), ARS 12,133 were capitalized as part of the cost of biological assets.

The Group’s lease liabilities as of December 31, 2025, and June 30, 2025, are the following:

	12.31.2025	06.30.2025
Farmland	157,742	126,798
Convention center	2,607	2,639
Offices, shopping malls and other buildings	7,808	8,065
Lease liabilities	168,157	137,502
Non-current	118,849	101,089
Current	49,308	36,413
Total	168,157	137,502

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the six-month period ended December 31, 2025 and for the year ended June 30, 2025 were as follows:

	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1	12.31.2025	06.30.2025
Net book amount at the beginning of the period / year	10,197	47,189	31,491	80,017	972	701	170,567	137,534
Purchases	-	-	-	22,186	59	-	22,245	23,949
Transfers	(733)	733	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	(3,979)	(3,600)	1,589	(146)	-	(6,136)	22,343
Decrease due to harvest	-	(88,543)	(48,664)	-	-	-	(137,207)	(312,643)
Sales	-	-	-	(43,712)	-	-	(43,712)	(42,744)
Consumes	-	-	-	(115)	(1)	(59)	(175)	(560)
Costs for the period / year	39,602	107,787	52,734	28,675	-	34	228,832	358,840
Currency translation adjustment	388	1,536	1,186	1,892	-	-	5,002	(16,152)
Balances at the end of the period / year	49,454	64,723	33,147	90,532	884	676	239,416	170,567
Non-current (Production)	-	-	-	50,284	713	671	51,668	49,779
Current (Consumable)	49,454	64,723	33,147	40,248	171	5	187,748	120,788
Net book amount at the end of the period / year	49,454	64,723	33,147	90,532	884	676	239,416	170,567

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS 1,443 and ARS 8,437, for the six-month period ended December 31, 2025 and for the fiscal year ended June 30, 2025, respectively; amounts of ARS 13.581 and ARS 9,261 was attributable to price changes, and amounts of ARS (12,138) and ARS (824), was attributable to physical changes, respectively.

During the six-month period ended December 31, 2025, transfers occurred between fair value hierarchy Levels 1 and 3 related to sown land‑crop amounting to ARS 733. There were no reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period/year) amount to ARS (111,766) and ARS (242,811) for the six-month period ended December 31, 2025, and the year ended June 30, 2025, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of December 31, 2025, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of December 31, 2025 and 2024 are as follows:

	12.31.2025	12.31.2024
Supplies and labors	176,369	148,123
Salaries, social security costs and other personnel expenses	11,164	8,308
Depreciation and amortization	25,404	27,779
Fees and payments for services	1,071	596
Maintenance, security, cleaning, repairs and others	1,889	1,173
Taxes, rates and contributions	414	255
Leases and service charges	221	101
Freights	2,211	1,975
Travelling, library expenses and stationery	1,092	1,142
Other expenses	8,963	6,125
	228,798	195,577

14.
Inventories

Breakdown of Group’s inventories as of December 31, 2025 and June 30, 2025 are as follows:

	12.31.2025	06.30.2025
Crops	75,299	112,761
Materials and supplies	79,879	87,874
Sugarcane	1,440	1,466
Agricultural inventories	156,618	202,101
Supplies for hotels	966	667
Total inventories	157,584	202,768

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Financial instruments by category

In accordance with IFRS 7, the present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of December 31, 2025 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
December 31, 2025
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	496,784	48,645	-	-	545,429	126,711	672,140
Investment in financial assets:
- Public companies’ securities	-	37,156	-	-	37,156	-	37,156
- Bonds	-	115,708	-	-	115,708	-	115,708
- Mutual funds	-	135,066	-	-	135,066	-	135,066
- Others	7,530	8,014	16,056	1,771	33,371	-	33,371
Derivative financial instruments:
- Commodities options contracts	-	1,085	-	-	1,085	-	1,085
- Commodities futures contracts	-	2,256	-	-	2,256	-	2,256
- Bonds futures contracts	-	206	-	-	206	-	206
- Foreign-currency options contracts	-	6,714	-	-	6,714	-	6,714
- Foreign-currency future contracts	-	38	-	-	38	-	38
- Swaps	-	-	2,046	-	2,046	-	2,046
- Others	-	1,281	-	-	1,281	-	1,281
Restricted assets (i)	4,977	-	-	-	4,977	-	4,977
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	332,643	-	-	-	332,643	-	332,643
- Short-term investments	1,817	100,307	-	-	102,124	-	102,124
Total assets	843,751	456,476	18,102	1,771	1,320,100	126,711	1,446,811

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities	Non-financial liabilities	Total
December 31, 2025
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	332,900	-	332,900	172,179	505,079
Borrowings (Note 20)	1,879,089	-	1,879,089	-	1,879,089
Derivative financial instruments:
- Commodities options contracts	-	99	99	-	99
- Commodities futures contracts	-	3,369	3,369	-	3,369
- Foreign-currency options contracts	-	63	63	-	63
- Foreign-currency future contracts	-	83	83	-	83
- Swaps	-	3,673	3,673	-	3,673
- Others	-	20	20	-	20
Lease liabilities (Note 12)	168,157	-	168,157	-	168,157
Total liabilities	2,380,146	7,307	2,387,453	172,179	2,559,632

(i)
Corresponds to deposits and bonds in guarantee for the payment of loans.

Financial assets and financial liabilities as of June 30, 2025, were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
June 30, 2025
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	502,186	60,322	-	562,508	151,747	714,255
Investment in financial assets:
- Public companies’ securities	-	40,515	-	40,515	-	40,515
- Bonds	-	67,133	-	67,133	-	67,133
- Mutual funds	-	153,363	-	153,363	-	153,363
- Others	6,422	7,185	15,739	29,346	-	29,346
Derivative financial instruments:
- Commodities options contracts	-	1,369	-	1,369	-	1,369
- Commodities futures contracts	-	2,190	-	2,190	-	2,190
- Foreign-currency options contracts	-	4,717	-	4,717	-	4,717
- Swaps	-	-	2,186	2,186	-	2,186
- Others	-	111	-	111	-	111
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	220,790	-	-	220,790	-	220,790
- Short-term investments	-	65,921	-	65,921	-	65,921
Total assets	729,398	402,826	17,925	1,150,149	151,747	1,301,896

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2025
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	290,181	-	290,181	176,017	466,198
Borrowings (Note 20)	1,535,094	-	1,535,094	-	1,535,094
Derivative financial instruments:
- Commodities options contracts	-	3	3	-	3
- Commodities futures contracts	-	2,989	2,989	-	2,989
- Foreign-currency options contracts	-	185	185	-	185
- Foreign-currency future contracts	-	462	462	-	462
- Swaps	-	4,990	4,990	-	4,990
Lease liabilities (Note 12)	137,502	-	137,502	-	137,502
Total liabilities	1,962,777	8,629	1,971,406	176,017	2,147,423

The valuation models used by the Group for the measurement of Level 2 instruments are no different from those used as of June 30, 2025.

As of December 31, 2025, there have been no significant changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-
Purchase option – Warrant (Others)	Black & Scholes without dilution	Underlying asset price and volatility	Level 3	-

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2025 and June 30, 2025 are as follows:

	12.31.2025	06.30.2025
Trade, leases and services receivable (*)	481,929	447,284
Less: allowance for doubtful accounts	(8,915)	(7,260)
Total trade receivables	473,014	440,024
Prepayments	66,803	100,403
Borrowings, deposits and others	36,026	39,846
Dividends receivable	8,929	21,374
Guarantee deposits	112	106
Tax receivables	60,040	50,708
Others	18,301	54,534
Total other receivables	190,211	266,971
Total trade and other receivables	663,225	706,995

Non-current	202,313	200,846
Current	460,912	506,149
Total	663,225	706,995

(*) Includes field sales credits, which are revalued based on the soybean price and the livestock weight measured in arrobas at each balance sheet date. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

The carrying amounts of the Group’s trade and other receivables denominated in foreign currencies are detailed in Note 30.

Movements on the Group’s allowance for doubtful accounts were as follows:

	12.31.2025	06.30.2025
Beginning of the year	7,260	6,819
Additions (i)	2,162	2,136
Recovery (i)	(193)	(264)
Currency translation adjustment	660	726
Used during the period / year	(41)	(261)
Inflation adjustment	(933)	(1,896)
End of the year	8,915	7,260

(i) The additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2025 and 2024:

	Note	12.31.2025	12.31.2024 Restated (i)
Profit for the period		193,932	(28,851)
Adjustments for:
Income tax	21	87,532	(29,793)
Amortization and depreciation	24	9,731	8,860
Gain from disposal of trading properties		(2,082)	1,342
Gain from disposal of property, plant and equipment		(20)	(4)
Net (gain) / loss from fair value adjustment of investment properties		(184,494)	299,744
Gain from lease modification		-	(2,210)
(Reversal) / charge of impairment of trading properties and intangible assets		(12,013)	15,586
Gain from disposal of subsidiary and associates	25	-	(2,711)
Financial results, net		65,043	(129,496)
Provisions and allowances		22,848	15,763
Share of loss / (profit) of associates and joint ventures	7	(10,472)	(31,116)
Management fees		7,137	-
Changes in net realizable value of agricultural products after harvest		(7,164)	2,376
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(21,782)	(28,032)
Gain from disposal of farmlands		-	(31,211)
Changes in operating assets and liabilities:
Decrease in inventories		49,260	22,563
Decrease in trading properties		2,647	5,643
Increase in biological assets		(19,248)	(12,226)
Increase in trade and other receivables		(12,861)	(11,159)
Increase / (decrease) in trade and other payables		20,079	(20,289)
Decrease in salaries and social security liabilities		(13,342)	(4,798)
Decrease in provisions		(1,118)	(379)
Decrease in lease liabilities		(9,940)	(3,466)
Net variation in derivative financial instruments		(1,145)	(142)
Net cash generated from operating activities before income tax paid		162,528	35,994

(i) See Note 1 to these Condensed Interim Consolidated Financial Statements.

The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2025 and 2024:
	12.31.2025	12.31.2024
Increase in investment properties through an increase in trade and other payables	6,269	16,308
Decrease in investment properties through an increase in property, plant and equipment	85,445	4,174
Currency translation adjustment and other comprehensive results from associates and joint ventures	11,610	40,675
Other changes in shareholders' equity	20	12,176
Increase of non-convertible notes through a decrease in non-convertible notes	-	16,027
Decrease in property, plant and equipment through an increase in investment properties	-	3,183
Increase in shareholders' equity through an increase in investment properties	-	488
Increase in deferred income tax liabilities through a decrease in shareholders' equity	-	171
Decrease in lease liabilities through an increase in trade and other payables	-	526
Increase in investment properties through a decrease in investment in financial assets	4,187	23,889
Decrease in investment in financial assets through a decrease in trade and other payables	6,198	13,655
Decrease in investment in financial assets through an increase in trade and other receivables	-	3,111
Increase in property, plant and equipment through an increase in trade and other payables	62	3,850
Decrease in property, plant and equipment through an increase in trade and other receivables	-	1,583
Increase in investment in financial assets through an increase in borrowings	-	608
Decrease in shareholders' equity through a decrease in investment in financial assets	96,463	67,374
Increase in right of use assets through an increase in lease liabilities	42,364	11,783
Increase in investment in associates and joint ventures through a decrease in financial assets	-	2,611
Increase in intangible assets through a decrease in investment properties	339	2,786
Increase in intangible assets through an increase in trade and other payables	15	909
Increase in investments in financial assets through a decrease in trade and other receivables	4,885	-
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	2,002	-
Decrease in investment properties through an increase in trade and other receivables	374	1,522
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	8,315	3,144
Decrease in investment in associates and joint ventures through a decrease in borrowings	1,193	-
Increase in group of assets held for sale through a decrease in property, plant and equipment	-	435
Barter transaction investment properties	-	18
Decrease in shareholders' equity through an increase in trade and other payables	199	2,791
Increase in investments in financial assets through a decrease in derivative financial instruments	-	46
Decrease in borrowings through an increase in trade and other payables	-	3,493
Decrease in shareholders' equity through a decrease in trade and other receivables	-	5,628
Decrease in investment properties through an increase in trading properties	24,359	-
Increase in intangible assets through an increase in payroll and social security liabilities	362	-

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of December 31, 2025, and June 30, 2025, were as follows:

	12.31.2025	06.30.2025
Trade payables	270,515	218,279
Advances from sales, leases and services (*)	91,362	95,215
Accrued invoices	26,918	24,933
Deferred income	592	646
Admission fees (*)	48,842	51,816
Deposits in guarantee	1,160	735
Total trade payables	439,389	391,624
Dividends payable to non-controlling interests	211	6,151
Tax payables	31,383	28,341
Director´s Fees	6,141	8,183
Management fees	7,137	10,226
Others	20,818	21,673
Total other payables	65,690	74,574
Total trade and other payables	505,079	466,198

Non-current	70,713	88,436
Current	434,366	377,762
Total	505,079	466,198

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

The carrying amounts of the Group’s trade and other payables denominated in foreign currencies are detailed in Note 30.

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	12.31.2025	06.30.2025
Beginning of the period / year	42,876	185	43,061	41,709
Additions (i)	8,966	-	8,966	6,185
Decreases (i)	(128)	(54)	(182)	(2,273)
Participation in the results	-	38	38	106
Inflation adjustment	3,429	-	3,429	(707)
Currency translation adjustment	(198)	-	(198)	259
Used during the period / year	(1,118)	-	(1,118)	(2,218)
End of the period / year	53,827	169	53,996	43,061

Non-current			47,579	37,067
Current			6,417	5,994
Total			53,996	43,061

(i)
Additions and recovery of legal claims are included in "Other operating results, net" in the Statement of Income and Other Comprehensive Income.
(ii)
Corresponds to investments in Puerto Retiro, a joint venture with negative equity
(iii)
Includes the provision for the IDBD lawsuit.

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conducting an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. During the fiscal year 2023 and to date, the process has followed its natural course and the Company has responded to all the requirements that have been made.

On January 17, 2024, the Court rejected the request for inhibition of assets and seizure of IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties present the requested documentation as part of the evidentiary stage. A preliminary hearing was held in which the parties discussed document requests and agreed to attempt to reach a consensus on certain facts of the case. In the hearing, the parties were granted a deadline until October 2024 to present witnesses. A list of witnesses has been submitted, and the parties are negotiating to agree on certain facts of the case, to be reflected in a document to be submitted to the Court within the evidentiary stage. On March 30, 2025, a hearing was held in which the Court ordered IDBD to provide all documents requested by IRSA and Dolphin and, if necessary, to request the relevant documentation from the bondholders, setting a deadline of the end of April 2025. Should the bondholders refuse, IRSA and Dolphin would be entitled to file a judicial request to obtain such documentation. In July 2025, IDBD provided additional documentation to the defendants, who reserved the right to request further documents through legal proceedings that may be in the possession of the bondholders. During November 2025, IDBD, IRSA and Dolphin were required to file affidavits regarding the main aspects of their claims or defenses, identifying the documents in their possession; however, by a ruling dated December 28, 2025, the Court extended the deadline to January 11, 2026. IDBD filed its affidavits in January 2026, and the Court granted IRSA and Dolphin an extension to file theirs until May 5, 2026. The Court has suggested that the parties engage in private negotiations or mediation to reach a resolution. In this regard, the parties have informed the Court of their intention to hold a private meeting to initiate negotiations aimed at resolving the dispute, although the date for such a meeting has not yet been determined.

The company is discussing the admissibility of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's legal advisors and the actions taken to date, an accounting provision related to this claim has been recorded in accordance with the applicable accounting standards. As of the date of issuance of these condensed interim consolidated financial statements, the legal process is still ongoing.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Borrowings

The breakdown of the Group’s borrowings and their fair value as of December 31, 2025, and June 30, 2025, was as follows:

	Book value		Fair value
	12.31.2025	06.30.2025	12.31.2025	06.30.2025
Non-convertible notes	1,610,345	1,259,146	1,618,874	1,251,014
Bank loans	202,424	238,622	202,424	238,622
Bank overdrafts	32,868	16,497	32,868	16,497
Others	33,452	20,829	33,452	20,829
Total borrowings	1,879,089	1,535,094	1,887,618	1,526,962

Non-current	1,345,597	922,754
Current	533,492	612,340
Total	1,879,089	1,535,094

Series XLVIII Notes – CRESUD

On July 11, 2025, the Company issued Series XLVII Notes in the local market for the amount of USD 43.7 million. The main features of the issue are detailed below:

● Series XLVIII Notes denominated in dollars for an amount of USD 43.7 million at a fixed rate of 8.0%, with semiannual interest. The principal will be repaid in one installment on the maturity date, July 11, 2028. The issue price was 100% of the face value.

Series XLIX Notes – CRESUD

On September 2, 2025, the Company issued Series XLIX Notes in the local market for a total amount of USD 31.3 million. The main features of the issue are detailed below:

● Series XLIX Notes denominated in dollars for an amount of USD 31.3 million, bearing interest at a fixed annual rate of 7.25%, payable semi-annually. The principal will be made in one installment, on the maturity date, September 2, 2027. The issue price was 100% of the nominal value.

Series L Notes – CRESUD

On December 20, 2025, the Company issued the Series L Notes on the local market for a total amount of USD 29.6 million, bearing interest at a fixed annual rate of 7.25%, payable semi-annually, except for the first payment, which will be made on September 10, 2026. The capital amortization will be 100% at maturity, on March 10, 2029. The issuance price was 100.0%

Series XXIV Notes Issuance – IRSA

On December 17, 2025, IRSA issued in the international market the Series XXIV Additional Notes for a nominal amount of USD 180 million at an issuance price of 98.503%.

The Series XXIV Notes were issued under New York Law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semiannually on March 31 and September 30 of each year until maturity. Principal amortization will be made in three installments: (i) 33% of the principal on March 31, 2033, (ii) 33% of the principal on March 31, 2034, and (iii) 34% of the principal on March 31, 2035.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Series XXIV Additional Notes have terms and conditions identical to the original Series XXIV Notes issued on March 31, 2025.

The total nominal amount outstanding of the Series XXIV Notes amounts to USD 480.5 million.

21.
Taxation

The details of the Group’s income tax, is as follows:

	12.31.2025	12.31.2024
Current income tax	(67,583)	(81,981)
Deferred income tax	(19,949)	111,774
Income tax	(87,532)	29,793

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2025 and 2024:

	12.31.2025	12.31.2024
Tax calculated at the tax rates applicable to loss / (profit) in the respective countries	(95,679)	32,095
Permanent differences:
Share of profit of joint ventures and associates	3,806	10,765
Tax rate differential	327	210
Provision for unrecoverability of tax loss carry-forwards	(52,298)	19,463
Difference between affidavit and provision	966	(5,607)
Non-taxable profit, non-deductible expenses and others	44,983	(4,115)
Tax inflation adjustment	(5,924)	(37,885)
Fiscal transparency	(2,540)	(15,536)
Inflation adjustment permanent difference	17,291	27,069
Others	1,536	3,334
Income tax	(87,532)	29,793

The gross movement in the deferred income tax account as of December 31, 2025 and June 30, 2025 is as follows:

	12.31.2025	06.30.2025
Beginning of the period / year	(972,267)	(1,001,366)
Currency translation adjustment	(1,859)	10,229
Revaluation surplus	(2,341)	(203)
Charged to the Statement of Income	(19,949)	19,073
End of the the period / year	(996,416)	(972,267)

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Revenues

	12.31.2025	12.31.2024
Crops	158,660	119,982
Sugarcane	43,545	59,406
Cattle	50,570	23,399
Supplies	67,504	39,417
Consignment	19,801	9,858
Advertising and brokerage fees	15,729	12,686
Agricultural rental and other services	3,314	3,144
Income from sales and services from agricultural business	359,123	267,892
Trading properties and developments	6,220	7,309
Rental and services	243,118	231,236
Hotel operations, tourism services and others	42,594	40,171
Income from sales and services from urban properties and investment business	291,932	278,716
Total revenues	651,055	546,608

23.
Costs

	12.31.2025	12.31.2024
Other operative costs	222	176
Cost of property operations	222	176
Crops	132,391	93,388
Sugarcane	35,620	48,424
Cattle	44,210	19,060
Supplies	57,171	34,904
Consignment	13,741	28,870
Advertising and brokerage fees	13,853	13,079
Agricultural rental and other services	2,256	3,206
Cost of sales and services from agricultural business	299,242	240,931
Trading properties and developments	6,054	10,208
Rental and services	78,055	71,560
Hotel operations, tourism services and others	26,459	25,207
Cost of sales and services from sales and services from urban properties and investment business	110,568	106,975
Total costs	410,032	348,082

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	12.31.2025	12.31.2024
Change in agricultural products and biological assets	185,932	-	-	185,932	130,164
Salaries, social security costs and other personnel expenses	53,361	30,622	4,733	88,716	83,068
Fees and payments for services	36,082	7,029	1,722	44,833	46,875
Cost of sale of goods and services	70,318	-	-	70,318	70,949
Maintenance, security, cleaning, repairs and others	31,984	5,073	76	37,133	34,784
Taxes, rates and contributions	9,315	2,590	18,324	30,229	23,325
Advertising and other selling expenses	11,159	33	3,407	14,599	15,475
Freights	24	9	16,932	16,965	15,726
Director's fees	-	12,030	11	12,041	11,944
Depreciation and amortization	6,368	2,568	795	9,731	8,860
Leases and service charges	2,220	869	34	3,123	3,188
Travelling, library expenses and stationery	1,723	942	776	3,441	3,352
Supplies and labors	7	1	3,098	3,106	2,766
Other expenses	881	164	1,394	2,439	2,397
Bank expenses	56	1,140	31	1,227	1,323
Conditioning and clearance	-	-	1,866	1,866	2,406
Interaction and roaming expenses	602	30	15	647	785
Allowance for doubtful accounts, net	-	-	1,969	1,969	876
Total expenses by nature as of 12.31.2025	410,032	63,100	55,183	528,315	-
Total expenses by nature as of 12.31.2024	348,082	62,195	47,986	-	458,263

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Other operating results, net
 '
	12.31.2025	12.31.2024
Gain from commodity derivative financial instruments	2,803	4,455
Gain from sale of property, plant and equipment	20	4
Reversal / (charge) of impairment of trading properties and intangible assets	12,013	(15,586)
Gain from sale of associates and joint ventures	-	2,711
Donations	(667)	(619)
Lawsuits and other contingencies	(8,838)	(2,943)
Interest and allowances generated by operating assets	1,302	13,935
Administration fees	817	726
Others	(2,263)	(4,258)
Total other operating results, net	5,187	(1,575)

26.
Financial results, net

	12.31.2025	12.31.2024
Financial income
Interest income	6,705	4,392
Other finance income	15	15
Total financial income	6,720	4,407
Financial costs
Interest expense	(64,488)	(42,649)
Other financial costs	(12,928)	(6,168)
Total finance costs	(77,416)	(48,817)
Other financial results:
Foreign exchange, net	(45,154)	48,312
Fair value gain from financial assets and liabilities at fair value through profit or loss	71,797	90,561
Gain / (loss) from repurchase of non-convertible notes	385	(177)
Loss from derivative financial instruments (except commodities)	(5,426)	(16,313)
Others	-	75
Total other financial results	21,602	122,458
Inflation adjustment	13,390	10,580
Total financial results, net	(35,704)	88,628

27.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2025 and June 30, 2025:

Item	12.31.2025	06.30.2025
Trade and other receivables	55,318	61,340
Investments in financial assets	24,503	5,701
Trade and other payables	(25,457)	(32,942)
Borrowings	-	(978)
Total	54,364	33,121

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	12.31.2025	06.30.2025	Description of transaction	Item
New Lipstick	353	334	Reimbursement of expenses receivable	Trade and other receivables
Comparaencasa Ltd.	3,155	2,983	Other investments	Investments in financial assets
	463	417	Loans granted	Trade and other receivables
Banco Hipotecario S.A.	62	59	Leases and/or right of use assets receivable	Trade and other receivables
	6,928	21,374	Dividends receivable	Trade and other receivables
La Rural S.A.	5,433	2,154	Canon	Trade and other receivables
	1,999	-	Dividends receivable	Trade and other receivables
	(13)	(563)	Other payables	Trade and other payables
	15	6	Other receivables	Trade and other receivables
	(8)	(1)	Leases and/or right of use assets payable	Trade and other payables
Other associates and joint ventures (i)	1	1	Equity incentive plan receivable	Trade and other receivables
	-	19	Loans granted	Trade and other receivables
	-	(978)	Borrowings	Borrowings
	2	-	Dividends receivable	Trade and other receivables
	5	10	Management fees receivable	Trade and other receivables
	(121)	(79)	Other payables	Trade and other payables
	107	58	Other receivables	Trade and other receivables
Total associates and joint ventures	18,381	25,794
CAMSA and its subsidiaries	(7,137)	(10,226)	Management fee payables	Trade and other payables
Golden Juniors Segregated Portfolio	18,476	-	Mutual funds	Investments in financial assets
Yad Levim LTD	30,718	28,275	Loans granted	Trade and other receivables
Galerias Pacifico	1	3	Other receivables	Trade and other receivables
Sutton	7,464	6,995	Loans granted	Trade and other receivables
	(93)	(115)	Other payables	Trade and other payables
Rundel Global LTD	2,872	2,718	Other investments	Investments in financial assets
Sociedad Rural Argentina	(11,734)	(11,125)	Other payables	Trade and other payables
Other related parties	1,693	1,594	Other receivables	Trade and other receivables
	(198)	(2,295)	Other payables	Trade and other payables
	74	41	Reimbursement of expenses receivable	Trade and other receivables
	-	(229)	Dividends payable	Trade and other payables
	(20)	(113)	Legal services	Trade and other payables
Total other related parties	42,116	15,523
Directors and Senior Management	(6,133)	(8,196)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(6,133)	(8,196)
Total	54,364	33,121

(i) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Nuevo Puerto Santa Fe S.A and Agrouranga S.A.

The following is a summary of the results with related parties for the six-month periods ended December 31, 2025, and 2024:

Related party	12.31.2025	12.31.2024	Description of transaction
BHN Seguros Generales S.A.	2	-	Financial operations
Comparaencasa Ltd.	261	(188)	Financial operations
Other associates and joint ventures (i)	(19)	(7)	Leases and/or right of use assets
	299	351	Corporate services
	(171)	49	Financial operations
Total associates and joint ventures	372	205
CAMSA and its subsidiaries	(7,137)	-	Management fee
Yad Levim LTD	867	804	Financial operations
Golden Juniors Segregated Portfolio	10,359	-	Financial operations
Sociedad Rural Argentina	1,534	1,443	Financial operations
Other related parties	(172)	(145)	Leases and/or rights of use
	(519)	(726)	Fees and remunerations
	69	66	Corporate services
	(377)	(333)	Legal services
	535	(664)	Financial operations
	(414)	(495)	Donations
	237	606	Income from sales and services from agricultural business
Total other related parties	4,982	556
IFISA	1	20	Financial operations
Total Parent Company	1	20
Directors	(12,041)	(11,944)	Management fee
Senior Management	(410)	(802)	Compensation of Directors and senior management
Total Directors and Senior Management	(12,451)	(12,746)
Total	(7,096)	(11,965)

(i)
Includes Avenida Inc., Banco Hipotecario S.A., BHN Sociedad de Inversión S.A., La Rural S.A., Nuevo Puerto Santa Fe S.A. and Agrouranga S.A.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2025 and 2024:

Related party	12.31.2025	12.31.2024	Description of transaction
Puerto Retiro	-	(40)	Irrevocable contributions
Agrofy Global	(685)	-	Irrevocable contributions
Total irrevocable contributions	(685)	(40)
La Rural S.A.	1,999	2,702	Dividends received
Viflor	30	-	Dividends received
Nuevo Puerto Santa Fe S.A.	2,568	442	Dividends received
Total dividends received	4,597	3,144

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E – Provisions and allowances	Note 16 – Trade and other receivables and Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	12.31.2025	12.31.2024
Inventories at the beginning of the period	83,997	184,011	268,008	124,920
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(6,132)	-	(6,132)	14,006
Changes in the net realizable value of agricultural products after harvest	7,164	-	7,164	(2,376)
Currency translation adjustment	72,195	1,010	73,205	9,443
Transfers	-	24,359	24,359	-
Impairment	-	12,013	12,013	-
Harvest	212,608	-	212,608	196,635
Acquisitions and classifications	241,806	110,303	352,109	285,951
Consume	(63,396)	-	(63,396)	(39,641)
Inventories at the end of the period	(249,000)	(221,128)	(470,128)	(241,032)
Cost as of 12.31.2025	299,242	110,568	409,810	-
Cost as of 12.31.2024	240,931	106,975	-	347,906

(i) Includes biological assets (see Note 13).
(ii) Includes trading properties (see Note 10).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Prevailing exchange rate (3)	12.31.2025	06.30.2025
Assets
Trade and other receivables
US Dollar	132.167	1,446.00	191,114	164,101
Euros	0.010	1,698.91	17	16
Uruguayan pesos	0.134	37.19	5	-
Trade and other receivables related parties
US Dollar	27.878	1,455.00	40,563	37,540
Total Trade and other receivables			231,699	201,657
Investment in financial assets
US Dollar	96.021	1,446.00	138,846	162,786
New Israel Shekel	11.667	456.26	5,323	3,071
Pounds	0.690	1,947.18	1,344	999
Investment in financial assets related parties
US Dollar	14.879	1,455.00	21,649	2,983
Total Investment in financial assets			167,162	169,839
Derivative financial instruments
US Dollar	5.205	1,446.00	7,526	4,854
Total Derivative financial instruments			7,526	4,854
Cash and cash equivalents
US Dollar	243.271	1,446.00	351,770	204,523
Chilenean pesos	6.190	1.62	10	147
Euros	0.015	1,698.91	25	16
Guaraníes	77.098	0.22	17	10
Brazilian Reais	0.174	264.40	46	50
New Israel Shekel	0.002	456.26	1	1
Pounds	0.002	1,947.18	4	5
Uruguayan pesos	0.081	37.19	3	2
Total Cash and cash equivalents			351,876	204,754
Total Assets			758,263	581,104

Liabilities
Trade and other payables
US Dollar	111.528	1,455.00	162,273	115,959
Uruguayan pesos	0.672	37.19	25	34
Brazilian Reais	0.012	1,713.12	20	-
Trade and other payables related parties
US Dollar	7.997	1,455.00	11,636	11,026
Bolivian pesos	0.346	211.28	73	67
Total Trade and other payables			174,027	127,086
Lease liabilities
US Dollar	5.644	1,455.00	8,212	8,051
Total Lease liabilities			8,212	8,051
Provisions
New Israel Shekel	105.086	456.26	47,946	36,417
Total Provisions			47,946	36,417
Borrowings
US Dollar	1,125.410	1,455.00	1,637,471	1,325,946
Borrowings with related parties
US Dollar	0.195	1,455.00	284	1,245
Total Borrowings			1,637,755	1,327,191
Derivative financial instruments
US Dollar	0.568	1,455.00	826	51
Total Derivative financial instruments			826	51
Total Liabilities			1,868,766	1,498,796

(1)
The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (Note 15).
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
Exchange rates as of December 31, 2025 according to Banco Nación Argentina and the Central Bank of the Argentine Republic

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Other relevant events of the period

Warrants exercise - CRESUD

During the six-month period ended December 31, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 13.3 million, equivalent to ARS 19,292 million, were received, for converted warrants of 23,586,171 and a total of 34,668,164 common shares of the Company with a nominal value of ARS 1 were issued.

Warrants exercise - IRSA

During the six-month period ended December 31, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 3.4 million, equivalent to ARS 4,952 million, were received, for converted warrants of 7,802,868 and a total of 11,669,360 common shares of the Company with a nominal value of ARS 10 were issued.

Dividend Payment – BrasilAgro

On October 22, 2025, General Ordinary and Extraordinary Shareholders’ Meeting, BrasilAgro approved the payment of dividends for a total amount of BRL 42 million, equivalent to ARS 11,683 million. The full amount was paid as of the date of these Consolidated Financial Statements.

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On October 30, 2025, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved: (i) the allocation of 5% of the restated fiscal year result, that is, the sum of ARS 5,038 million, to the legal reserve, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 5,434 million; (ii) to distribute a dividend to shareholders in proportion to their shareholdings, based on the total accumulated unallocated results from previous years and the amount corresponding to the fiscal year result, for the sum of ARS 93,782 million, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 101,150 million, allocating (i) the restated sum of ARS 65,080 million to the distribution of a cash dividend, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 70,193 million; and (ii) the remaining balance of ARS 28,702 million to the distribution of a dividend payable in kind, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 30,957 million, consisting of shares issued by IRSA, owned by the Company, in the amount of 12,700,000 ordinary shares with a par value of ARS 10; (iii) the allocation of the remaining balance of the fiscal year result, after deducting the legal reserve and the dividend, in the amount of ARS 1,944 million, to the integration of a facultative reserve named “special reserve”, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 2,096 million, and which may be used for future dividend distributions, share buybacks, and/or new projects related to the Company’s business plan.

On November 7, 2025, the Company distributed among its shareholders the cash dividend of ARS 65,080 million and the in-kind dividend of ARS 28,702 million through the delivery of 12,700,000 ordinary shares with a par value of ARS 10 issued by IRSA, owned by the Company.

Additionally, the distribution of treasury shares of up to 5,300,000 shares was considered, and the subscription of an addendum to the warrant agreement originally entered on February 24, 2021, and amended on September 17, 2021, was approved, within the framework of the capital increase authorized by the CNV. The addendum introduces the possibility for option holders to exercise them without paying cash (except for the payment of the nominal value of the shares) for the differential amount between the cash exercise price and the market value.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 30, 2025, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved: (i) the allocation of 5% of the restated fiscal year result, that is, the sum of ARS 10,368 million, to the legal reserve, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 11,183 million; (ii) to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 173,788 million, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 187,442 million; (iii) the allocation of the remaining balance of the fiscal year result, after deducting the legal reserve and the dividend, in the amount of ARS 23,200 million, to the integration of a facultative reserve named “special reserve”, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 25,023 million, and which may be used for future dividend distributions, share buybacks, and/or new projects related to the Company’s business plan.

On November 4, 2025, the Company distributed among its shareholders the cash dividend in an amount of ARS 173,788 million.

Additionally, the subscription of an addendum to the warrant agreement originally entered on April 29, 2021, and amended on September 17, 2021, was approved, within the framework of the capital increase authorized by the CNV.

The addendum introduces the possibility for option holders to exercise them without paying cash (except for the payment of the nominal value of the shares) for the differential amount between the cash exercise price and the market value.

Change in Warrants terms and conditions - IRSA

On November 6, 2025, IRSA announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash dividend payment to its shareholders carried out by the Company on November 4, 2025. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.4818 (nominal value ARS 10). Post-dividend ratio: 1.6367 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.2917 (nominal value ARS 10). Post-dividend price: USD 0.2641 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Change in Warrants terms and conditions - CRESUD

On November 10, 2025, the Company announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash and in-kind dividend and own shares distributed to the shareholders on November 7, 2025. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.4075. Post-dividend ratio: 1.5417.
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.4019. Post-dividend price: USD 0.3669.

The other terms and conditions of the warrants remain the same.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

32.
Subsequent events

Series L Additional and Series LI Notes – CRESUD

On January 20, 2026, the Company issued the Series L Additional Notes and Series LI Notes on the local market for USD 87.6 million. The main features of the issue are detailed below:

●
Series L Additional Notes denominated in dollars for an amount of USD 40.8 million at a fixed rate of 7.25%, the issuance price was 100.75%, with semiannual interest, the first payment, which will be made on September 10, 2026. The capital amortization will be 100% at maturity, on March 10, 2029. The total nominal value, including the original issuance made on December 10, 2025, of the Series L Notes amounts to USD 70.4 million.
●
Series LI Notes denominated in dollars for an amount of USD 46.8 million, with 5.75% interest rate, with semi-annual payments. The capital amortization will be 100% at maturity, on January 20, 2027. The issuance price was 100% of the nominal value.

Series IV Class A and B Notes – FyO

On January 20, 2026, FyO issued the Series IV Class A and B Notes on the local market for a total amount equivalent to USD 28 million. The main features of the issuance are detailed below:

●
Class A Notes, denominated in dollars, for an amount of USD 21 million, bearing interest at a fixed rate of 7.9% with quarterly interest payments. The capital amortization will be 100% at maturity, on January 20, 2027, payable in U.S. dollars. The issuance price was 100% of the nominal value.
●
Class B Notes, denominated in dollars, for an amount of USD 7 million, bearing interest at a fixed rate of 8.5% with semi-annual interest payments. The capital amortization will be 100% at maturity, on July 20, 2027, payable in argentine pesos at the applicable exchange rate. The issuance price was 100% of the nominal value.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Report on review of interim financial information

To the Shareholders, President and Directors of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the ‘Group’) as at December 31, 2025 and the related unaudited condensed interim consolidated statement of income and other comprehensive income for the six-month and three-month periods then ended, and unaudited condensed interim consolidated statements of changes in shareholders’ equity and cash flows for the six-month period then ended and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this unaudited condensed interim consolidated financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

www.pwc.com.ar	Price Waterhouse & Co. S.R.L. Bouchard 557, 8th floor, C1106ABG Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed interim consolidated financial information is not prepared, in all material respects, in accordance with IAS 34.

Emphasis of Matter – Retroactive restatement of previously issued financial statements

Without modifying our conclusion, we draw attention to Note 1 to the accompanying unaudited condensed interim consolidated financial statements, which describes the effects of the retroactive restatement of the inflation adjustment of the share premium arising from the exercise of warrants.

Autonomous City of Buenos Aires, February 9, 2026

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Carlos Martín Barbafina

Brief comment on the Company’s activities during the period, including references to significant events that occurred after the end of the period.

Consolidated Results

(In ARS million)	6M 26	6M 25	YoY Var
Revenues	651,055	546,608	19.1%
Costs	(410,032)	(348,082)	17.8%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(5,752)	5,751	(200.0)%
Changes in the net realizable value of agricultural produce after harvest	7,164	(2,376)	-
Gross profit	242,435	201,901	20.1%
Net gain from fair value adjustment on investment properties	184,494	(299,744)	-
Gain from disposal of farmlands	-	31,211	(100.0)%
General and administrative expenses	(63,100)	(62,195)	1.5%
Selling expenses	(55,183)	(47,986)	15.0%
Other operating results, net	5,187	(1,575)	-
Management Fee	(7,137)	-	100.0%
Result from operations	306,696	(178,388)	-
Depreciation and Amortization	35,135	36,639	(4.1)%
Rights of use installments	(21,123)	(12,767)	65.4%
EBITDA (unaudited)	320,708	(154,516)	-
Adjusted EBITDA (unaudited)	137,967	170,335	(19.0)%
Results from joint ventures and associates	10,472	31,116	(66.3)%
Result from operations before financing and taxation	317,168	(147,272)	-
Financial results, net	(35,704)	88,628	(140.3)%
Result before income tax	281,464	(58,644)	-
Income tax expense	(87,532)	29,793	(393.8)%
Result for the period from continuing operations	193,932	(28,851)	-
Result from discontinued operations after taxes.	-	-	-
Result for the period	193,932	(28,851)	-

Attributable to
Equity holder of the parent	74,448	(25,103)	-
Non-controlling interest	119,484	(3,748)	-

Consolidated Revenues increased during the first half of fiscal year 2026 by 19.1% whereas Adjusted EBITDA decreased 19.0%, compared to the same period of fiscal year 2025. Agribusiness segments adjusted EBITDA was ARS 15,350 million and urban properties and investments business (through IRSA) adjusted EBITDA was ARS 132,333 million.

The net result for the first half of fiscal year 2026 registered a gain of ARS 193.932 million. This higher result is mainly explained by the gain from changes in fair value of investment properties in the urban properties and investment business (IRSA).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

Description of Operations by Segment

6M 2026	Agribusiness	Urban Properties and Investments	Total	6M 26 vs. 6M 25
Revenues	362,192	234,536	596,728	20.9%
Costs	(299,911)	(51,652)	(351,563)	20.7%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(8,191)	-	(8,191)	(323.5)%
Changes in the net realizable value of agricultural produce after harvest	7,164	-	7,164	-
Gross profit	61,254	182,884	244,138	20.0%
Net gain from fair value adjustment on investment properties	-	183,831	183,831	-
Gain from disposal of farmlands	-	-	-	(100.0)%
General and administrative expenses	(23,582)	(39,842)	(63,424)	1.4%
Selling expenses	(41,612)	(13,957)	(55,569)	15.6%
Other operating results, net	(2,290)	7,136	4,846	-
Result from operations	(6,230)	320,052	313,822	-
Share of profit of associates	(818)	10,706	9,888	(67.2)%
Segment result	(7,048)	330,758	323,710	-

6M 2025	Agribusiness	Urban Properties and Investments	Total
Revenues	269,767	223,819	493,586
Costs	(241,107)	(50,275)	(291,382)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	3,665	-	3,665
Changes in the net realizable value of agricultural produce after harvest	(2,376)	-	(2,376)
Gross profit	29,949	173,544	203,493
Net gain from fair value adjustment on investment properties	(850)	(298,613)	(299,463)
Gain from disposal of farmlands	31,211	-	31,211
General and administrative expenses	(25,038)	(37,489)	(62,527)
Selling expenses	835,254)	(12,823)	(48,077)
Other operating results, net	11,069	(12,789)	(1,720)
Result from operations	11,087	(188,170)	(177,083)
Share of profit of associates	(1,477)	31,652	30,175
Segment result	9,610	(156,518)	(146,908)

2026 Campaign

The 2026 regional agricultural campaign is progressing broadly in line with expectations, in a context of stable international commodity prices, although still at historically low levels, and input costs that remain elevated. This environment reinforces the need to maintain a strong focus on operational efficiency and on maximizing margins per hectare.

In Argentina, the campaign started with adequate rainfall, allowing for solid wheat yields. Subsequently, a prolonged dry period during January affected crop development in the central region; however, conditions have improved in recent weeks, with rainfall in several areas and more favorable weather forecasts toward February. As a result, soybean yields are expected to be broadly in line with initial estimates, while early corn could show some downside risk, still subject to weather developments.

The agricultural sector has begun to benefit from a more predictable macroeconomic environment, with increased certainty following the October election results and continued progress in the regulatory framework. The gradual reduction in export taxes and greater exchange rate flexibility are contributing to a more favorable environment for investment and profitability.

In the livestock segment, prices remain firm, supported by stronger international demand and a domestic market that mirrors this trend. Cattle prices continue to outperform inflation, allowing for the preservation of positive margins, within a context of productive intensification and a continued focus on efficiency.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

Our Portfolio

During the first semester of fiscal year 2026, our portfolio under management consisted of 728,017 hectares, of which 289,634 hectares are productive, and 438,383 hectares are land reserves distributed in the four countries of the region where we operate.

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	70,725	138,419	317,793	526,937
Brazil	48,640	3,745	79,953	132,338
Bolivia	8,776	-	1,244	10,020
Paraguay	14,425	4,904	39,393	58,722
Total	142,566	147,068	438,383	728,017
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	65,866	10,896	-	76,762
Brazil	62,848	-	5,747	68,595
Bolivia	1,065	-	-	1,065
Total	129,779	10,896	5,747	146,422
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on several factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	6M 26	6M 25	YoY Var
Revenues	-	-	-
Costs	(221)	(176)	25.6%
Gross loss	(221)	(176)	25.6%
Net gain from fair value adjustment on investment properties	-	(850)	(100.0)%
Gain from disposal of farmlands	-	31,211	(100.0)%
General and administrative expenses	(125)	(49)	155.1%
Selling expenses	(33)	(991)	(96.7)%
Other operating results, net	(1,807)	11,750	(115.4)%
Result from operations	(2,186)	40,895	(105.3)%
Segment result	(2,186)	40,895	(105.3)%
Depreciations and amortizations	25	25	-
EBITDA	(2,161)	40,920	(105.3)%
Adjusted EBITDA	(2,161)	41,770	(105.2)%

Segment profit decreased by ARS 43,081 million compared to the first semester of fiscal year 2025. There were no farmland sales in the region during period.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

II)
Agricultural Production

The result of the Farming segment reported a ARS 12,225 million loss during the first half of fiscal year 2026, compared to a ARS 5,240 million loss in the same period of fiscal year 2025.

in ARS million	6M 26	6M 25	YoY Var
Revenues	245,391	195,695	25.4%
Costs	(214,925)	(164,078)	31.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(8,191)	3,665	(323.5)%
Changes in the net realizable value of agricultural produce after harvest	7,164	(2,376)	-
Gross profit	29,439	32,906	(10.5)%
General and administrative expenses	(14,145)	(14,158)	(0.1)%
Selling expenses	(25,487)	(21,374)	19.2%
Other operating results, net	(2,322)	(2,198)	5.6%
Results from operations	(12,515)	(4,824)	159.4%
Results from associates	290	(416)	-
Segment results	(12,225)	(5,240)	133.3%
EBITDA	(7,041)	11,204	(162.8)%
Adjusted EBITDA	5,294	24,365	(78.3)%

II.a) Crops and Sugarcane

Crops

in ARS million	6M 26	6M 25	YoY Var
Revenues	147,723	110,721	33.4%
Costs	(132,391)	(93,388)	41.8%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(6,410)	(9,437)	(32.1)%
Changes in the net realizable value of agricultural produce after harvest	7,094	(2,351)	-
Gross result	16,016	5,545	188.8%
General and administrative expenses	(10,116)	(9,862)	2.6%
Selling expenses	(21,436)	(18,460)	16.1%
Other operating results, net	(865)	751	(215,2)%
Profit from operations	(16,401)	(22,026)	(25.5)%
Results from associates	286	(416)	-
Activity Profit	(16,115)	(22,442)	(28.2)%

Sugarcane

in ARS million	6M 26	6M 25	YoY Var
Revenues	43,545	59,406	(26.7)%
Costs	(35,620)	(48,424)	(26.4)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(3,600)	7,722	(146.6)%
Gross result	4,325	18,704	(76.9)%
General and administrative expenses	(2,421)	(2,444)	(0.9)%
Selling expenses	(1,793)	(1,016)	76.5%
Other operating results, net	(388)	(1,191)	(67.4)%
Profit from operations	(277)	14,053	(102.0)%
Activity profit	(277)	14,053	(102.0)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

Operations

Production Volume (1)	6M 26	6M 25	6M 24	6M 23	6M 22
Corn	214,277	123,188	226,709	159,712	231,058
Soybean	5,855	1,549	7,499	13,760	10,559
Wheat	62,627	42,620	24,495	22,696	33,615
Sorghum	349	1,078	3,161	2,066	2,725
Sunflower	63	-	177	(7)	232
Cotton	25,619	20,449	14,676	3,353	3,094
Other	14,180	8,395	10,138	6,939	5,860
Total Crops (tons)	322,970	197,279	286,855	208,519	287,143
Sugarcane (tons)	971,466	1,340,673	1,305,064	1,287,194	1,532,990
(1)
Includes BrasilAgro, Acres del Sud, Ombú, Yatay y Yuchán. Excludes Agro-Uranga.

Next, we present the total volume sold according to its geographical origin measured in tons:

Volume of	6M 26			6M 25			6M 24			6M 23			6M 22
Sales (3)	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)
Corn	153.3	36.0	189.3	118.9	20.0	138.9	152.4	94.4	246.8	153.8	84.4	238.2	193.8	65.3	259.1
Soybean	87.1	58.9	146.0	30.2	72.8	103.0	22.1	34.9	57.0	47.9	15.5	63.4	83.7	50.3	134.0
Wheat	27.5	-	27.5	17.8	-	17.8	6.8	-	6.8	8.4	-	8.4	12.0	1.0	13.0
Sorghum	-	-	-	12.8	-	12.8	2.8	-	2.8	12.1	-	12.1	21.4	-	21.4
Sunflower	1.0	-	1.0	0.6	-	0.6	2.0	-	2.0	0.7	-	0.7	0.3	-	0.3
Cotton	14.8	2.3	17.1	9.4	2.2	11.6	9.9	1.2	11.1	5.0	-	5.0	3.8	-	3.8
Others	2.5	-	2.5	5.7	-	5.7	6.4	-	6.4	6.0	-	6.0	5.6	1.2	6.8
Total Crops (thousand ton)	286.2	97.2	383.4	195.4	95.0	290.4	202.4	130.5	332.9	233.9	99.9	333.8	320.6	117.8	438.4
Sugarcane (thousands ton)	971.5	-	971.5	1.340.7	-	1.340.7	1,305.1	-	1,305.1	1,161.0	-	1,161.0	1,387.7	-	1,387.7
(1)
Local Market
(2)
International Market
(3)
Includes BrasilAgro. Does not include Agro-Uranga S.A

The Grains activity presented a positive variation by ARS 6,327 million, from a ARS 22,442million loss during the first half of fiscal year 2025 to a ARS 16,115 million loss during the same period of fiscal year 2026, mainly because of:

●
A gain in production and holding results in Argentina, driven by a better price performance relative to inflation, mainly in corn and soybean, together with higher volumes commercialized and lower production losses compared to the previous season.

●
Partially offset by a loss in sales and production results in Brazil, due to lower average prices per ton, mainly in cotton, although partially compensated by higher soybean and corn sales..

The result of the Sugarcane activity decreased by 102.0%, from a gain of ARS 14.053 million in the first half of fiscal year 2025 to a ARS 277 million loss in the same period of 2026. This is mainly due to lower sales and production results in Brazil, driven by a reduction in commercialized volumes, stable prices and higher costs, further aggravated by adverse weather events such as fires and frosts.

Area in Operation (hectares) (1)	As of 12/31/25	As of 12/31/24	YoY Var
Own farms	113,518	114,272	(0.7)%
Leased farms	166,460	152,735	9.0%
Farms under concession	22,301	22,469	(0.7)%
Own farms leased to third parties	17,922	14,507	23.5%
Total Area Assigned to Production	320,201	303,983	5.3%
(1) Includes Agro-Uranga.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

II.b) Cattle Production

	6M 25	6M 25	6M 24	6M 23	6M 22
Cattle herd (tons) (1)	6,012	5,495	4,496	4,273	3,575

(1) Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of livestock we own.

Volume of	6M 25			6M 24			6M 23			6M 22			6M 21
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	13.9	-	13.9	7.9	-	7.9	6.3	-	6.3	5.2	-	5.2	6.2	-	6.2
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS Million	6M 26	6M 25	YoY Var
Revenues	50,570	23,399	116.1%
Costs	(44,210)	(19,060)	132.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce	1,819	5,380	(66.2)%
Changes in the net realizable value of agricultural produce after harvest	70	(25)	-
Gross Profit	8,249	9,694)	(14.9)%
General and administrative expenses	(1,320)	(1,476)	(10.6)%
Selling expenses	(2,029)	(1,743)	16.4%
Other operating results, net	(1,014)	(1,579)	-
Result from operations	3,886	4,896	(20.6)%
Results from associates	4	-	-
Activity Result	3,890	4,896	(20.5)%

Area in operation – Cattle (hectares) (1)	As of 12/31/25	As of 12/31/24	YoY Var
Own farms	59,192	69,034	(14.3)%
Leased farms	10,896	10,896	-
Farms under concession	2,876	2,696	6.7%
Own farms leased to third parties	-	2,797	(100.0)%
Total Area Assigned to Cattle Production	72,964	85,423	(14.6)%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 12/31/25	As of 12/31/24	YoY Var
Breeding stock	53,767	65,169	(17.5)%
Winter grazing stock	21,721	17,183	26.4%
Sheep stock	14,239	12,325	15.5%
Total Stock (heads)	89,727	94,677	(5.2)%

The result of the Cattle activity decreased by 20.5%, from a ARS 4,896 million gain during the first half of fiscal year 2025 to a ARS 3,890 million gain in the same period of fiscal year 2026. This decline is mainly explained by margin compression driven by inflationary effects, which impacted both revenues and costs, despite solid productive performance and improvements in prices and volumes sold.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

II.c) Agricultural Rental and Services

In ARS Million	6M 26	6M 25	YoY Var
Revenues	3,553	2,169	63,8%
Costs	(2,704)	(3,206)	(15,7)%
Gross profit	849	(1,037)	-
General and Administrative expenses	(288)	(376)	(23,4)%
Selling expenses	(229)	(155)	47,7%
Other operating results, net	(55)	(179)	(69,3)%
Result from operations	277	(1,747)	-
Activity Result	277	(1,747)	-

The result of the activity increased by ARS 2,024 million, from a ARS 1,747 million loss in the first half of fiscal year 2025 to a ARS 277 million gain in the same period of 2026.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment increased by ARS 31,920 million, going from a ARS 22,602 million loss during the first half of fiscal year 2025 to an ARS 9,318 million gain for the same period of fiscal year 2026. This improvement reflects a normalization of operating results, as during the first half of fiscal year 2025 certain hedging strategies caused results to be largely recognized within financial results. In addition, performance improved in stockpiling and consignment operations, driven by higher volumes handled, better market prices, and a recovery in brokerage and input sales activities.

In ARS Million	6M 26	6M 25	YoY Var
Revenues	116,801	74,072	57.7%
Costs	(84,765)	(76,853)	10.3%
Gross result	32,036	(2,781)	-
General and administrative expenses	(7,357)	(7,388)	(0.4)%
Selling expenses	(16,092)	(12,889)	24.9%
Other operating results, net	1,839	1,517	21.2%
Result from operations	10,426	(21,541)	-
Profit from associates	(1,108)	(1,061)	4.4%
Segment Result	9,318	(22,602)	-
EBITDA	12,247	(19,709)	-
Adjusted EBITDA	12,217	(19,748)	-

IV) Corporate Segment

The negative result went from a loss of ARS 3,443 million in the first semester of the fiscal year 2025 to a ARS 1,955 million loss in the same period of fiscal year 2026.

In ARS Million	6M 26	6M 25	YoY Var
General and administrative expenses	(1,955)	(3,443)	(43.2)%
Loss from operations	(1,955)	(3,443)	(43.2)%
Segment loss	(1,955)	(3,443)	(43.2)%
EBITDA	(1,944)	(3,443)	(43.5)%
Adjusted EBITDA	(1,944)	(3,443)	(43.5)%

Urban Properties and Investments Business (through our subsidiary Irsa Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2025, our direct and indirect equity interest in IRSA was 51.61% over stock capital.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

Consolidated results of our subsidiary IRSA Inversiones y Representaciones S.A.

en ARS Millones	6M 26	6M 25	Var a/a
Revenues	291,620	278,614	4.7%
Results from operations	319,428	(189,902)	-
EBITDA	326,716	(182,128)	-
Adjusted EBITDA	132,333	135,674	(2.5)%
Segment results	330,758	(156,518)	-

Consolidated revenues from sales, rentals and services increased by 4.7% during the first half of fiscal year 2026 compared to the same period of 2025. Adjusted EBITDA reached ARS 132,33 million, 2.5% lower than in the same period of the previous fiscal year.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

Financial Indebtedness and Other

The following tables contain a breakdown of the company’s indebtedness as of December 31, 2025:

Agricultural Business

Description	Currency	Amount (USD MM)(1)(2)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	0.5	Variable	< 30 days
Series XXXVIII	USD	70.4	8.00%	mar-26
Series XLII	USD	30.0	0.00%	may-26
Series XLV	USD	10.2	6.00%	aug-26
Series XL	USD	38.2	0.00%	dec-26
Series XLIV	USD	39.8	6.00%	jan-27
Series XLVI	USD	23.8	1.50%	jul-27
Series XLIX	USD	31.3	7.25%	sep-27
Series XLVIII	USD	43.7	8.00%	jul-28
Series XLVII	USD	64.4	7.00%	nov-28
Series L	USD	64.4	7.25%	mar-29
Other debt	USD	45,0
CRESUD’s Total Debt (3)	USD	418.4
Cash and cash equivalents (3)	USD	78.1
CRESUD’s Net Debt	USD	340.3
Brasilagro’s Total Net Debt	USD	148.4
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 1,455.0 ARS/USD and 5.4778 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Does not include FyO

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	16.2	Variable	< 360 days
Series XX	USD	21.3	6.00%	jun-26
Series XVIII	USD	21.4	7.00%	feb-27
Series XXII	USD	15.8	5.75%	oct-27
Series XIV	USD	67.1	8.75%	jun-28
Series XXIII	USD	51.5	7.25%	oct-29
Series XVIV	USD	473.7	8.00%	mar-35
IRSA’s Total Debt	USD	667.3
Cash & Cash Equivalents + Investments (2)	USD	364.2
IRSA’s Net Debt	USD	302.8
(1) Principal amount in USD (million) at an exchange rate of ARS 1,455.0/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies’ notes holding.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Dec-25	Dec-24	Dec-23	Dec-22	Dec-21
Current assets	1,586,603	1,131,323	1,746,657	1,231,474	1,298,656
Non-current assets	4,732,610	4,071,859	5,969,955	5,134,399	5,797,059
Total assets	6,319,213	5,203,182	7,716,612	6,365,873	7,095,715
Current liabilities	1,112,435	1,078,394	1,479,441	1,226,685	1,066,654
Non-current liabilities	2,599,843	1,943,284	2,964,996	2,488,934	3,401,206
Total liabilities	3,712,278	3,021,678	4,444,437	3,715,619	4,467,860
Total capital and reserves attributable to the shareholders of the controlling company	1,103,635	970,437	1,359,787	1,110,595	962,950
Minority interests	1,503,300	1,211,067	1,912,388	1,539,659	1,664,905
Shareholders’ equity	2,606,935	2,181,504	3,272,175	2,650,254	2,627,855
Total liabilities plus minority interests plus shareholders’ equity	6,319,213	5,203,182	7,716,612	6,365,873	7,095,715

Comparative Summary Consolidated Statement of Income Data

In ARS million	Dec-25	Dec-24	Dec-23	Dec-22	Dec-21
Gross profit	242,435	201,901	272,412	229,691	254,456
Profit from operations	306,696	(178,388)	590,572	(151,293)	589,884
Results from associates and joint ventures	10,472	31,116	56,929	7,241	1,080
Profit from operations before financing and taxation	317,168	(147,272)	647,501	(144,052)	590,964
Financial results, net	(35,704)	88,628	(183,663)	78,590	144,848
Profit before income tax	281,464	(58,644)	463,838	(65,462)	735,812
Income tax expense	(87,532)	29,793	(107,954)	237,177	(74,879)
Result for the period	193,932	(28,851)	355,884	171,715	660,933
Controlling company’s shareholders	74,448	(25,103)	145,602	94,432	368,592
Non-controlling interest	119,484	(3,748)	210,282	77,283	292,341

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Dec-25	Dec-24	Dec-23	Dec-22	Dec-21
Net cash generated by / (used in) operating activities	98,334	26,940	146,123	(3,195)	180,262
Net cash (used in) / generated by investment activities	(96,419)	(81,925)	155,513	49,074	128,645
Net cash generated by / (used in) in financing activities	140,704	-672)	(328,681)	(294,923)	(337,687)
Total net cash generated / (used) during the period	142,619	(55,657)	(27,045)	(249,044)	(28,780)

Ratios

In ARS million	Dec-25	Dec-24	Dec-23	Dec-22	Dec-21
Liquidity (1)	1.43	1.05	1.18	1.00	1.22
Solvency (2)	0.70	0.72	0.74	0.71	0.59
Restricted capital (3)	0.75	0.78	0.77	0.81	0.82
Indebtedness (4)	3.36	3.11	3.27	3.35	4.64
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets
(4) Total Liabilities / Equity attributable to the controlling interest.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

Material events of the quarter and subsequent events

October 2025: General Ordinary and Extraordinary Shareholders’ Meeting

On October 30, 2025, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of a cash or in kind dividend of ARS 88,500 million as of the date of the Shareholders’ Meeting.

●
Designation of board members.

●
Compensation to the Board of Directors for the fiscal year ended June 30, 2025.

●
Distribution of own treasury shares.

●
To include the possibility of exercising the warrants to subscribe new shares by delivering shares for the difference between the cash exercise price and the equivalent market value, paying only the nominal value of the shares.

On November 7, 2025, the Company distributed among its shareholders a cash dividend in an amount of ARS 65,079,917,808.30 and a dividend in kind in the amount of ARS 28,702,000,000.00. The dividend in kind will consist of the delivery of 12,700,000 shares of IRSA INVERSIONES Y REPRESENTACIONES S.A., with a par value of ARS 10 each, owned by the Company, at the closing price of ARS 2,260.00 as of October 29, 2025. This distribution is equivalent to 10.38769027273% of the share capital entitled to receive dividends in the case of the cash dividend and 4.5812517324644% in the case of the dividend in kind, based on a total of 626,509,995 shares outstanding.

Regarding the cash dividend, the amount per common share (par value ARS 1) was ARS 103.8769027273, and the amount per American Depositary Share (“ADS”) was ARS 1,038.769027273. Regarding the dividend in kind, shareholders received 0.020271025365 IRSA shares (par value ARS 10) per Cresud common share, and 0.20271025365 IRSA shares (par value ARS 10) per ADS.

Additionally, it has distributed treasury shares of the Company, previously acquired, totaling 5,300,000 book-entry common shares, each entitled to one vote and with a par value of ARS 1. The share distribution corresponds to 0.0084595617664 Cresud shares per common share and 0.084595617664 per American Depositary Share (“ADS”), representing 0.84595617664% of the share capital represented by 626,509,995 shares of par value ARS 1, net of treasury shares.

November 2025: Warrants – Post dividends distribution

On November 10, 2025, the Company reported that due to the dividend in cash and in kind, and own shares distributed to the shareholders, the terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows, while the other terms and conditions remain the same:

Number of shares to be issued per warrant:

●
Ratio before the adjustment: 1.4075

●
Ratio after the adjustment (current): 1.5417

 Warrant exercise price per new share to be issued:

●
Price before the adjustment: USD 0.4019

●
Price after adjustment (current): USD 0.3669

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

November 2025: Warrants Exercise

Between November 17 and 25, 2025, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of 16,898,282 ordinary shares of the Company were registered, with a face value of ARS 1. As a result of the exercise, USD 6,199,980 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 631,844,155 to 648,742,437, and the number of outstanding warrants decreased from 60,669,566 to 49,708,631.

December 2025 and January 2026: Notes Issuance

On December 20, 2025, Cresud issued the Series L Notes on the local market for a total amount of USD 29.6 million with 7.25% interest rate, with semi-annual payments starting on September 10, 2026. The Capital amortization will be 100% at maturity, on March 10, 2029. The issuance price was 100.0%.

After the end of the period, on January 20, 2026, the Company reopened the Series L Notes on the local market for USD 40.8 million, The issuance price was 100.75% and the total nominal value of the Series L after the additional issuance is USD 70.4 million.

On the same date, January 20, 2026, Cresud also issued Series LI Notes in dollars for USD 46.8 million, with 5.75% interest rate, with semi-annual payments. The Capital amortization will be 100% at maturity, on January 20, 2027. The issuance price was 100.0%.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

	2025	2024
Result for the period	193,932	(28,851)
Income tax expense	87,532	(29,793)
Net financial results	35,704	(88,628)
Share of profit of associates and joint ventures	(10,472)	(31,116)
Depreciation and amortization	35,135	36,639
Rights of use installments	(21,123)	(12,767)
EBITDA (unaudited)	320,708	(154,516)
Gain from fair value of investment properties, not realized - agribusiness	-	850
Gain from fair value of investment properties, not realized - Urban Properties Business	(184,494)	298,894
Realized sale – Real Estate	1,461	(3,602)
Initial recognition and changes in fair value of biological assets	1,028	(1,290)
Realized initial recognition and changes in fair value of biological assets	11,277	14,412
Reversal of provision for directors’ fees		15,587
Impairment Result on Intangible Assets	(12,013)	-
Adjusted EBITDA (unaudited)	137,967	170,335

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2025

Brief comment on prospects for the fiscal year

The 2026 regional crop season is, in general, progressing in line with expectations, within a context of stable international commodity prices, albeit still low by historical standards, and persistently high input costs. This environment reinforces the need to remain focused on operational efficiency and margins per hectare.

In Argentina, the season began with favorable rainfall, allowing for solid wheat yields. During January, a prolonged dry period in the central region affected crop development. However, conditions have improved gradually in recent weeks, with rainfall in several regions and more favorable forecasts toward February. This should allow soybean yields to remain in line with expectations, while early corn may experience some decline, still subject to upcoming weather conditions.

The October election outcome, which confirmed the continuity of the current administration’s economic policy, has provided greater certainty and macroeconomic stability, strengthening the sector’s outlook. The gradual reduction of export taxes and increased exchange-rate flexibility continue to foster a favorable environment for investment and profitability. In this context, we are maintaining our strategy of expanding planted acreage—on both owned and leased land—and intensifying our livestock operations, mainly through feedlots in Salta and La Pampa, supported by a favorable input-output ratio and firm cattle prices.

At BrasilAgro, the season is unfolding under balanced weather conditions across most operating regions, with expectations of greater production stability and improved cost absorption in the second half of the cycle. Although the lower contribution from sugarcane and price pressure in certain crops are resulting in tighter margins, the strong performance of grains and cotton, together with active sales management, supports a gradual improvement in results.

In real estate, early signs of recovery in land values in Argentina continue to emerge, along with increased interest in our assets. In line with our strategy, we will pursue portfolio rotation, prioritizing the sale of farms that have reached their maximum appreciation potential.

Our agribusiness services business, through FyO, continues to show strong growth prospects in grain marketing and input distribution, while Amauta is further consolidating its sustainable plant nutrition platform in Argentina and neighboring countries.

At IRSA, we are seeing positive momentum across our rental segments—shopping malls, offices, and hotels—and we expect the start of the initial construction works at Ramblas del Plata in Puerto Madero Sur, along with progress in other strategic developments that position the company for a new stage of expansion.

Consistent with recent years, we will continue optimizing our cost structure and strengthening our financial position through corporate and financial tools, including bond issuances, share repurchase programs, dividend distributions, and potential asset disposals, ensuring adequate liquidity levels.

With a diversified portfolio of rural and urban real estate, an experienced management team, and a strong track record in accessing capital markets, CRESUD is well positioned to capture the opportunities of this new economic cycle.

Alejandro G. Elsztain
CEO

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